TECHNICAL REPORT ON

THE CROSSHAIR ENERGY CORP.
AND THE BOOTHEEL PROJECT FOR

BOOTHEEL PROJECT LLC

NI 43-101 TECHNICAL REPORT

Author: Hrayr Agnerian, M.Sc. (Applied), P.Geo.

February 27, 2012

TABLE OF CONTENTS
PAGE
1	Summary	1
1.1	Executive Summary	1
1.1.1	Conclusions	1
1.1.2	Recommendations	2
1.2	Technical Summary	3
1.2.1	Objective	3
1.2.2	Property Status	3
1.2.3	Location and Access	4
1.2.4	Topography and Climate	4
1.2.5	Physiography and Land Use	4
1.2.6	Infrastructure	5
1.2.7	History	5
1.2.8	Geological Setting and Mineralization	6
1.2.9	Exploration	6
1.2.10	Drilling and Sampling	6
1.2.11	Data Verification	7
1.2.12	Mineral Resources and Mineral Reserves	8
1.2.13	Exploration Potential	9
2	Introduction	10
3	Reliance on Other Experts	12
4	Property Description and Location	13
4.1	Location	13
4.2	Property Status	13
4.3	Land Tenure	13
4.3.1	Crosshair-UR Energy Agreement	13
4.3.2	Cameco Agreement	14
4.3.3	Ranches Agreement	14
5	Accessibility, Climate, Local Resources and Infrastructure	18
5.1	Accessibility	18
5.2	Climate	18
5.3	Physiography and Land Use	18
5.4	Infrastructure and Local Resources	18
6	History	19
7	Geological Setting and Mineralization	21
7.1	Regional Geology	21
7.2	Property Geology	25
7.2.1	Chugwater Formation	25
7.2.2	Sundance Formation	25
7.2.3	Morrison Formation	25
7.2.4	Cloverly Formation	26
7.2.5	Thermopolis Formation	26
7.2.6	Mowry Formation	26

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012
i

7.2.7	Frontier Formation	26
7.2.8	Wind River Formation	26
7.2.9	Quaternary Sediments	27
7.3	Structural Setting	27
7.4	Mineralization	31
7.4.1	Jurassic Sundance Formation	31
7.4.2	Cretaceous Cloverly Formation	32
7.4.3	Tertiary Wind River Formation	32
7.4.4	Chemical Analyses	33
8	Deposit Types	35
9	Exploration	38
9.1	Exploration Methodology	38
9.1.1	Drilling	38
9.1.2	Drill Hole Locations	38
9.2	Compilation of Exploration Data	38
10	Drilling	40
10.1	Lithologic Logging	45
10.2	Downhole Surveys	46
11	Sample Preparation, Analysis and Security	49
11.1	Sampling	49
11.1.1	Past Work	49
11.1.2	Recent work	49
11.2	Sample Preparation	49
11.2.1	Past Work	49
11.2.2	2008 Drilling Program	49
11.2.3	2011 Drilling Program	50
12	Data Verification	51
12.1	Past Work	51
12.2	Radioactive Equilibrium	51
12.3	Recent work	52
12.3.1	Sundance Formation	52
12..2	Wind River Formation	56
12.3.3	Verification of Historical Data	56
12.3.4	Independent Sampling	57
13	Mineral Processing and Metallurgical Testing	59
13.1	Past Work	59
13.2	Crosshair Work	59
14	Mineral Resource Estimate	60
14.1	Database	60
14.2	Geological Interpretation	61
14.2.1	Compositing and Statistics	61
14.2.2	Cutting of High Values	61
14.3	Cut-off Grade	70
14.4	Density Measurements	70
14.5	Methodology of Resource Estimation	70
14.5.1	Sundance Formation	70
14.5.2	Wind River Formation	71

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

14.6	Agnerian Audit of Mineral Resources	71
14.7	Classification of Mineral Resources	72
14.7.1	Indicated Mineral Resources	72
14.7.2	Inferred Mineral Resources	72
15	MINERAL RESERVE ESTIMATE	74
16	MINNING METHODS	74
17	RECOVERY METHODS	74
18	PROJECT INFRASTRUCTURE	74
19	MARKET STUDIES AND CONTRACTS	74
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	75
20.1	Health and Safety	75
20.2	Environmental Considerations	75
20.3	Hydrogeology	80
20.4	Permitting	82
21	CAPITAL AND OPERATING COSTS	83
22	ECONOMICAL ANALYSIS	83
23	ADJACENT PROPERTIES	83
24	OTHER RELEVANT DATA AND INFORMATION	85
25	INTERPRETATION AND CONCLUSIONS	86
25.1	Interpretation	86
25.2	Conclusions	86
26	RECCOMMENDATIONS	88
27	REFERENCES	89
28	DATE AND SIGNATURE PAGE	90
29	CERTIFICATE OF QUALIFIED PERSON	91
30	APPENDIX 1	93
	Grade x Thickness (GT) and Vertical Thickness (T) Contour maps of Various Mineralized Layers Used for Audit of Mineral Resources	93
31	APPENDIX 2	102
	Bootheel Property Status	102

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

LIST OF FIGURES

LIST OF TABLES

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

LIST OF APPENDIX FIGURES

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

v

1           SUMMARY

1.1           Executive Summary

Agnerian Consulting Ltd. (Agnerian) has been retained by Crosshair Energy Corp and The Bootheel Project LLC (BP LLC) to audit the Mineral Resources and prepare a supporting Technical Report on the Bootheel Uranium Project.  The purpose of this report is to provide an independent assessment of the Mineral Resources in terms of potential in-situ recovery (ISR) of uranium mineralization of the various horizons of the Jurassic Sundance Formation and the Tertiary Wind River Formation, of the Bootheel Property, which covers an area of approximately 6,411 acres (2,594.4 ha) in the southeast part of the Shirley Basin, southeastern Wyoming.  This report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.  Agnerian visited the project area from September 14 to 15, 2011.

BP LLC is an operating company owned by Crosshair Energy Corp. (Crosshair) and UR-Energy Inc. (URE).  Under agreements in 2007 and 2008, Crosshair, through Target Exploration & Mining Corp. (Target), has earned a 75% interest in BP LLC.  The remaining 25% of BP LLC is owned by URE.

1.1.1           Conclusions

Based on the review of technical reports on past exploration, publications on regional geology and the type of uranium mineralization, and recent drill results, Agnerian concludes that:

•	The uranium mineralization at the Bootheel Property is a sandstone-hosted, roll front-type deposit.
•
At a GT cut-off of 0.15 ft.-% equivalent uranium (eU3O8), the Mineral Resources of the Bootheel deposit total approximately 2.07 million tons of Indicated Mineral Resources at an average grade of 0.036% eU3O8, containing 1.48 million lbs. of U3O8, and approximately 4 million tons of Inferred Mineral Resources an average grade of 0.039% eU3O8, containing 3.13 million lbs. of U3O8.

•	Uranium mineralization occurs in at least four horizons in the Jurassic rocks, and one horizon in the Tertiary rocks, all of which have been outlined by drilling with reported Mineral Resources.
•
Areas of uranium mineralization intersected in reverse circulation (RC) drill holes range from 0.015% eU3O8 to 0.15% eU3O8, over thickness ranging from 1.5 m to 15 m.  These mineralized areas are associated with subhorizontal sandstones of the Lower Jurassic Sundance Formation, Lower Cretaceous Lakota Formation, and the Lower Tertiary Wind River Formation.

•	The methodology of sampling and assaying during the recent drilling program is consistent with industry standards.
•	The methodologies of lithologic and radiometric logging procedures, and sampling and assaying during past drilling campaigns were in keeping with industry standards.
•
The Bootheel Project area is underlain by Early Jurassic to Lower Tertiary sedimentary rocks of the Shirley River Basin of Wyoming.  The Early Jurassic rocks comprise sandstone, shale and conglomerate of the Sundance Formation, and the arkosic sandstone, conglomerate and siltstones of the Lower Tertiary Wind River Formation commonly are unconformably overlain over the Sundance Formation.  Occasional units of the Lower Cretaceous Dakota Sandstone are also present between the Jurassic Sundance and Tertiary Wind River Formations.

•	A number of northeast trending normal faults cut the rocks and mineralized units in the area.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

•	The source of uranium in the mineralized layers is interpreted to be the Precambrian rocks (including granitic rocks) of the Laramie Range, situated east of the Shirley Basin.
•
Of the 2,165 rotary drill holes completed on the property from the mid-1960s to 2011, 477 holes encountered significant uranium mineralization of more than 0.02% eU3O8 over intervals ranging from 1 m to approximately 10 m.

•
Past and recent exploration has established some favourable criteria suggesting the possibility of sizeable accumulations of uranium within the sandstones, at depths ranging from 100 ft. to more than 600 ft. below the surface.

•
The style of uranium mineralization on the Bootheel Property is similar to other roll front-type uranium deposits in the Shirley Basin, Wind River basin, and other sedimentary basins in Wyoming.  The uranium constituent within the mineralized units is assumed to be uraninite (UO2).  Detailed mineralogical studies, however, have not yet been carried out.

•	The methodology of downhole logging and surveying by BP LLC is in keeping with, and even surpasses, industry standards.

1.1.2           Recommendations

Agnerian recommends that BP LLC continue exploring for uranium on the Bootheel Property with a systematic exploration program similar to the ones carried out from 2007 to 2011.  This would consist of infill drilling to better outline uranium roll fronts, as well as explore for new roll fronts.  Agnerian also recommends that BP LLC carry out:

•	Diamond drilling to obtain samples from the various mineralized layers for metallurgical testwork, and to test for permeability and porosity.
•	Compilation of exploration data.
•	Update of the Mineral Resources of the Bootheel Property.
•	Preliminary Economic Assessment (Scoping Study) to evaluate the economic viability of extracting uranium by ISR methods.

Agnerian has prepared a preliminary budget for an exploration program in 2012, which is in the order of $1.6 million (Table 1-1).

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Table 1-1 Phase One Recommended Exploration Program and Budget
Bootheel Project LLC. – Bootheel Uranium Property, Wyoming

Item	Amount ($)	Remark
Diamond Drilling: 1,000 m @ $150/m	150,000
RC Drilling: 5,000 m @ $50/m	250,000	Infill drilling of known targets
RC Drilling: 5,000 m @ $50/m	250,000	Testing new targets
Technical support:
Geology	60,000	Two geologists for three months
Geophysics (downhole logging)	50,000	One Technician for two months and instrument rental
Bonding: 11,000 m @ $18.75/m plus BLM	206,250
Travel	15,000
Project Management	15,000
Surface Reclamation and Payments	10,000
Hydrogeological Studies
Drilling: 1,000 m @ $100/m	100,000
Geology and supervision	50,000	Three months
Geophysics (downhole logging)	22,000	Half a month
Travel and field expenses	5,000
Consulting fees	100,000
Surface Reclamation and Payments	3,000
Compilation of exploration data	25,000	One geologist for three months
Update of Mineral Resources	25,000
Preliminary Economic Assessment: Including audit of Mineral Resources	100,000
Subtotal	1,436,250
Contingencies @ 10%	143,750
Total	1,580,000

1.2           Technical Summary

1.2.1           Objective

BP LLC’s objective in the Shirley Basin area in southeastern Wyoming is to confirm past results and outline an economic uranium deposit.  The exploration target is roll front-type uranium deposit that bears similarities to other roll front uranium deposits in Wyoming, and which may be developed as an ISR uranium mine.

1.2.2           Property Status

The Bootheel Project is at an intermediate stage of exploration.  The area was sporadically explored from the late 1950s to the mid-1990s by earlier operators, including Kerr McGee Corp. (Kerr McGee), Cherokee Exploration Inc. (Cherokee), and Cameco Corp. (Cameco), and recent systematic drilling by BP LLC.  The registered owner of the property is BP LLC.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

The property covers a total area of approximately 6,411acres (2,594.4 ha) comprising private surface and mineral rights, state, and federal mineral rights, as follows:

•	167 unpatented Federal lode mining claims covering a total area of approximately 2,957 acres (1,197 ha).
•	One mineral lease owned by MJ Ranches Inc. (Ranches) covering approximately 2,516 acres (1,018. ha).
•	One Wyoming State Mineral Lease (No. 0-40774) covering 640 acres (259.11 ha).
•	Surface Leases from Ranches totalling 3,156 acres

As per an agreement in June 2007, later amended in December 2007 and February 2008, between URE and Target, a wholly owned subsidiary of Crosshair, Crosshair has spent more than $3 million on exploration and issued 125,000 shares of its capital to URE, thereby has earned a 75% interest in BP LLC.  The remaining 25% of BP LLC is owned by URE.  Agnerian understands that the agreement also includes the Buck Point Property, located approximately four miles northwest of the Bootheel Property, and defines an area of interest.  The Buck Point Property, however, is not discussed in this report.

Agnerian understands that all property payments have been made and the Bootheel Property Lease is in good standing until February 5, 2013.

1.2.3           Location and Access

The Bootheel Uranium Property is located in Albany County, approximately 60 mi south-southeast of Casper and 60 mi north-northwest of Laramie, southeastern Wyoming.  The north-south oriented property extends approximately 4.7 mi within the northwest trending Shirley Basin, which is bounded to the east by the mountains of Laramie Range.  The geographic coordinates of the central part of the property are approximately 42°05’N Latitude and 105°45’W Longitude.

Access to the Bootheel Project area is by paved and gravel road.  Access is by US Highway 30 from Laramie, then by two-lane paved highway (State Highway 287) to the Town of Rock River, and then by gravel road (County road 61/Fetterman Road) north towards US Highway 25 and Casper.  Supplies and heavy equipment are brought to the camp by trucks.

1.2.4           Topography and Climate

The property lies within an area of prairie grassland, with relief ranging from 15 m to 30 m.  The elevation in the general area ranges from 2,300 m to 2,360 m above mean sea level.

The climate at Laramie in southeastern Wyoming is semi-arid with significant difference in seasonal temperature.  The average temperature during the winter months is approximately 14⁰F (-5°C) and ranges from -25°C to 5°C.  The average temperature during the summer months is 68⁰F (20°C) and ranges from 10°C to 30°C.  The average annual precipitation is 14.7 in (37 cm), mostly as snow from October to May.

1.2.5           Physiography and Land Use

The area is covered with extensive overburden and outcrops are not common.  Along trails and road cuts, however, outcrops are observed.  Vegetation consists predominantly of sagebrush.  Overburden cover ranges from 0.5 m to 2 m.  Locally, however, overburden may be up to 5 m thick.

The land in the Shirley Basin area of southeastern Wyoming is high prairie terrain and is used for agriculture.  Wildlife in the area includes antelope, and various species of mammals (including

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

chipmunk, deer, and elk), various species of birds (including, hawk and grouse), and various species of insects.

1.2.6           Infrastructure

Local infrastructure is available at Laramie and Casper.  There is no infrastructure at the site, and electric power is provided by diesel generators.  Infrastructure at Laramie includes all modern amenities, such as electrical power, internet service, cell phone network and road building equipment.  Potable water at the site is provided in bottles, and industrial water is drawn from wells.  Drilling equipment is available in Casper, and is also brought from other cities in Wyoming, such as Laramie.  There is regular commercial air service between Laramie and Denver, Colorado.  In addition, chartered helicopter service is available at Laramie.

1.2.7           History

Exploration for uranium deposits in Wyoming dates back to the 1950s.  Exploration in the general area of the property started in 1955 with the discovery of uranium in the Shirley Basin by Teton Exploration Drilling Company (Teton) in 1955.  By the end of 1957 some 1,000,000 ft. of drilling had been completed testing for uranium mineralization in the Lower Tertiary Wind River Formation.

The Bootheel area was originally staked by Kerr McGee in 1958 upon discovery of uranium in shallow oxidized sandstones and in deeper sandstone horizons, but the company abandoned the property in 1962.  Kerr McGee acquired the property again in 1968, but subsequently abandoned it again.

In 1959, Utah Mining Corp., which later became Utah Construction and Mining Co. (Utah), started underground mining and producing uranium in the Gas Hills area west of Casper.  Late in 1964, Utah stopped underground mining and started producing uranium by ISR techniques, using sulphuric acid and ion exchange for recovery.  In 1970, Utah changed its mining method to a conventional open pit operation.

By the year 1960, other companies such as Kerr McGee and Petrotomics Co. (Petrotomics) had open pit operations in the area, and by late 1969 there were three operating mines in the Shirley Basin, with total annual production in the order of 34 million pounds of U3O8.  Due to the declining price of uranium, however, the mines shut down – the last one in 1992 - and most of the open pits were reclaimed.  Presently, Cogema Mining Inc. (Cogema, a subsidiary of the French integrated uranium company Areva) retains one tailings impoundment, which is used for the disposal of low-level radioactive waste from its ISR operations in the Powder River Basin.

In the 1970s, other companies such as Rocky Mountain Energy Corporation, a subsidiary of Union Pacific Railroad (Union Pacific) and Cherokee Exploration Inc. (Cherokee) started exploring for uranium in the area, and in 1977 Cherokee, together with Kerr McGee, formed an exploration and drilling participation agreement with Uranium Resources and Development Company (Uradco), a subsidiary of Pennsylvania Power and Light Corp.  The partners carried out drilling, and various studies on open pit mining, ISR, metallurgy and economic recovery of uranium, but by 1981, Uradco discontinued its operations and returned the property to Cherokee.

In 1980, Dames & Moore Inc. (Dames & Moore) carried out an assessment for parts of the property.  In 1981, Groth Minerals Co. (Groth) carried out limited drilling (33 holes) on the property, and during the same year Nuclear Assurance Corporation (NAC) carried out a resource estimate and reported that the Bootheel Property contained approximately 11 million pounds of eU3O8.  Agnerian cautions, however, that these resources are not NI 43-101 compliant.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

In 1995, Power Resources Inc. (PRI, a subsidiary of Cameco), acquired the exploration database from Cherokee, but later abandoned the property due to low uranium prices.  The database included reports, gamma logs, drill logs and other data from some 660 drill holes totalling approximately 290,000 ft. (96,000 m).

In 2008 and 2009, BP LLC acquired the exploration database from PRI and commenced a systematic exploration program on the Bootheel Property, including drilling 93 holes, for a total of 50,163 ft. (16,447 m).  Compilation of the historical database indicates that approximately 600,000 ft. (196,700 m) of drilling has been completed in 2,08600 holes on the Bootheel Property.

In September 2009, Scott Wilson Roscoe Postle Associates Inc., a predecessor company to Roscoe Postle Associates Inc. (RPA), estimated the Mineral Resources of the Bootheel Property, and reported that they contained 1.44 million tons of Indicated Mineral Resources at an average grade of 0.038% eU3O8, and 4.4 million tons of Inferred Mineral Resources at an average grade of of 0.037% eU3O8.

1.2.8           Geological Setting and Mineralization

The Bootheel Property is located within the Shirley Basin, along the western flank of the Laramie Range in southeastern Wyoming, and is underlain by Jurassic to Tertiary sedimentary rocks.  The basin is an erosional feature controlled in part by a broad northwest trending syncline in pre-Tertiary rocks.  The property is situated adjacent to the Precambrian Wyoming Lineament, which separates the Laramie structural basin in the east from the Wind River structural basin in the west.  Both the Shirley Basin and the Laramie Range were formed during the Laramide Orogeny, at the close of the Cretaceous period.

Uranium mineralization in and around the Bootheel Property occurs within sandstones of three sedimentary horizons; Lower Jurassic Sundance Formation; Lower Cretaceous Lakota Formation; and Lower Tertiary Wind River Formation.  All three host formations are capped by impervious shales.

Uranium mining in the Shirley Basin, including ISR operations by Utah, in the past has been mostly in the northwestern part of the basin, approximately 25 mi from the Bootheel Property.  Exploration data indicate that the style of uranium mineralization is that of roll front-type, with large crescent-shaped hinge zones of yellowish green sandstone (with high iron montmorillonite) occurring on the oxidized side of the roll fronts.  The oxidized upper and lower flanks from the hinge zone may extend several hundred to more than a thousand feet away from the roll front.  Unaltered sandstone is grey.  Individual deposits contain a few tons to several hundred thousand tons of mineralized material, with grades ranging from 0.1% eU3O8 to 0.7% eU3O8.  Areas of mineralization extend up to 2,500 ft. along the edges of the altered fronts.

1.2.9           Exploration

The exploration methodology applied in the past and during recent exploration programs by BP LLC has been to evaluate the mineralized zones across the roll fronts by drilling RC holes, and determine favourable areas for roll front-type uranium mineralization of the host sandstones.

1.2.10                      Drilling and Sampling

Approximately 600,000 ft. (196,700 m) of drilling in 2,086 RC drill holes have been completed by BP LLC and previous operators in the general area of the Bootheel Property during the past 53 years.  This includes:
•	93 holes by BP LLC
•	202 holes by PRI
•	33 Holes by Groth
•	1,475 holes by Cherokee
•	283 holes by Kerr McGee

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

For all the historic drilling campaigns, the drilling contractors were from the State of Wyoming.  For the 2008 and 2011 drilling programs by BP LLC, the contractors were companies based in western USA, as follows:
•	2008 Drilling:
o	Eagle Drilling, Glendo, WY.
o	Sharpe Drilling, Cheyenne, WY.
o	Douglas Exploration, Douglas, WY.
o	Layne-Christiansen, Aurora, CO.
o	Diversified Drilling, Missoula, MT.

•	2011 Drilling:
o	Eagle Drilling, Glendo, WY.
o	Fay Drilling, Casper, WY.
o	Douglas Exploration, Douglas, WY.
o	Single Water Services, Glenrock, WY.

Of the 2,086 drill holes completed on the property, the 477 holes intersected significant mineralization of more than 0.02% eU3O8, with approximately 600 intervals ranging from less than 1 m to approximately 10 m.

During past exploration programs as well as the recent work by BP LLC, “sampling” of drill holes was done by independent contracted personnel.  The procedures included downhole probing the holes and obtaining geophysical (gamma, and electric) data, with sample intervals generally in the order of 10 cm.  In general, the instruments used were those manufactured by Mount Sopris Instrument Company Inc. (Mount Sopris), and they were calibrated prior to use in the field.  Geophysical data were then sent to the contractor for interpretation and calculation of equivalent uranium grades.

Based on its review of exploration data, Agnerian is of the opinion that procedures of interpreting and calculation of equivalent uranium grades by BP LLC are in keeping with industry standards.

1.2.11                      Data Verification

Information on data verification during exploration programs carried out by Kerr McGee, Cherokee, Groth, and PRI, are not available.  During the recent exploration programs the quality and reliability of the BP LLC data were reviewed and verified by Mr. Tom Bell, Project Manager of BP LLC.  Mr. Bell is well qualified to interpret downhole probe data, and has designed field procedures for lithologic logging of RC drill holes in uranium exploration programs.

Data verification is done by BP LLC personnel.  These include comparing the lithologic logs with downhole probe data.  BP LLC, however, has not yet carried out a program of QA/QC on RC drill chips, such as closed can testwork at a laboratory specializing in such work.  For future drilling programs, Agnerian recommends that BP LLC carry out closed can tests on selected intervals of the mineralized horizons.

Since the current exploration program is done by RC drilling, Agnerian did not collect independent samples of drill chips for verification of uranium mineralization on the Bootheel Property.  Instead, Agnerian has relied on the independent check work done by Scott Wilson RPA, as part of its due diligence in July 2008, which collected samples of diamond drill core and stated that “ the results confirmed the presence of uranium mineralization and detected no concentrations of constituents outside of the normal range for a Wyoming roll-type uranium deposit”.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Agnerian is of the opinion that historic sampling and analysis of drill core as well as RC chips by earlier operators, such as Cherokee and Cameco, were done in accordance with industry practice at the time.  Agnerian is also of the opinion that the methodology of downhole logging and surveying by BP LLC is in keeping with, and even surpasses, industry standards.  Agnerian is further of the opinion that the original gamma log data and subsequent conversion to eU3O8% are reliable for resource estimation.

In terms of radiometric disequilibrium, no correction is made to the assay data even though historical data indicate that, for values greater than 0.015% eU3O8, the uranium content (chemical U3O8) may be underestimated.  Nevertheless, Agnerian notes that the assay data are reliable, but with slightly conservative estimate of the eU3O8 grade, and hence the contained uranium in the deposit may be conservative.

1.2.12                      Mineral Resources and Mineral Reserves

The Mineral Resources of the Bootheel Property were estimated by Crosshair using the Contour Method and Polygonal Method, and were audited by Agnerian.  The database contains 2,086 drill holes, of which 802 were used to estimate resources of the Sundance Formation, and 1769 drill holes were used to estimate resources of the Wind River Formation.  Classification of the Mineral Resources is based on continuity of mineralization along strike and drill hole spacing.  In general, the majority of the drill holes are spaced 100 ft. apart, along lines spaced 200 ft. apart.  Table 1-2 summarizes the Mineral Resources of the Bootheel Property.

Table 1-2 Mineral Resources of the Bootheel Property as of December 15, 2011
Bootheel Project LLC. – Bootheel Uranium Property, Wyoming

Resource Category	Formation	Short Tons	Grade (eU3O8%)	Contained Pounds U3O8
Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total Inferred	3,994,000	0.039	3,126,000
Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources of the Sundance Formation are estimated at cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 ft., and a minimum grade x thickness (GT) product of 0.15 ft.%.
3.	Mineral Resources of the Wind River Formation are estimated at cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 ft., and a minimum grade x thickness (GT) product of 0.15 ft.%.
4.	Mineral Resources are estimated using an average long-term uranium price of US$70 per pound U3O8.
5.	A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation.
6.	High grades have not been cut for the Mineral Resource estimate.
7.	Tonnage, average grades and contained uranium numbers are rounded.

The Mineral Resources of the Sundance Formation are contained in four zones with various subzones, as follows:
•	Zone 1: subdivided as;
o	Tabular zone
o	Nose
o	Upper Limb
o	Lower Limb

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

•	Zone 6: subdivided as;
o	Nose
o	Upper Limb
o	Lower Limb
•	Zone 7: subdivided as;
o	Nose
o	Upper Limb
o	Lower Limb
o	Middle Limb
o	East
•	Zone 36, subdivided into six subzones as A, B, C, D, E, and F Subzones.

Agnerian has reviewed the Crosshair resource estimate and accepts it as the current estimate of the Mineral Resources of the Bootheel Property.  There are no Mineral Reserves on the Bootheel Property at the present time.

1.2.13                      Exploration Potential

The Bootheel Uranium Project is at an intermediate stage of exploration.  A number of areas of anomalous concentrations of uranium occur in Jurassic, Cretaceous, and Tertiary sandstones within the property.

Results of drilling completed to date suggest that mineralized zones within the Jurassic Sundance Formation and the Tertiary Wind River Formation may be amenable to ISR method of recovering uranium.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

2           INTRODUCTION

Agnerian Consulting Ltd. (Agnerian) has been retained by Crosshair Energy Corp and The Bootheel Project LLC (BP LLC) to audit the Mineral Resources prepare a supporting Technical Report on the Bootheel Uranium Project.  The purpose of this report is to provide an independent assessment of the potential for the in-situ recovery (ISR) of uranium mineralization of the various horizons of the Jurassic Sundance Formation and the Tertiary Wind River Formation, of the Bootheel Property, which covers an area of approximately 6,411 acres (2,594.4 ha) in the southeast part of the Shirley Basin, southeastern Wyoming.  This report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

BP LLC is an operating company owned by Crosshair Energy Corp. (Crosshair) and UR-Energy USA Inc. (URE).  Under agreements in 2007 and 2008, Crosshair, through Target Exploration & Mining Corp. (Target), has earned a 75% interest in BP LLC.  The remaining 25% of BP LLC is owned by URE.

Crosshair is a public company listed on the TSX Venture exchange, with the symbol CXX and its head office in Vancouver.  It is also listed on the AMEX exchange in New York, with the symbol CXZ.  Crosshair’s other interests include a uranium-vanadium project in the Central Mineral Belt, Labrador, and the Golden Promise volcanogenic massive sulphide (VMS) project in west-central Newfoundland.

The Bootheel Property is at an intermediate stage of exploration with more than 1,800 drill holes completed to date testing several roll front-type uranium targets extending to more than 3 miles (approximately 5 km) along strike.

BP LLC’s objective in the Bootheel property area is to outline economic uranium deposits which may be amenable to in-situ recovery (ISR) of the uranium or by open pit mining methods.  The exploration target is roll front-type uranium deposit that bears similarities to other roll front uranium deposits within the Shirley Basin of Wyoming.

This report is prepared under the terms of a proposal by Agnerian dated August 5, 2011.

For this report, Agnerian carried out the following tasks:

•	Site visit to the Bootheel Property from September 14 to 15, 2011.

•	Review of exploration results by Crosshair and earlier operators, which include reverse circulation (RC) drilling and downhole radiometric probe results.

•	Review of a Technical Report and audit of Mineral Resources by Scott Wilson Roscoe Postle Associates Inc. in 2009.

•	Review of field procedures for logging drill holes by Crosshair.

•	Audit of the Mineral Resources of the Bootheel Property estimated by Crosshair.

Certain items that would normally be part of a NI 43-101 Technical Report, such as discussions on Mineral Reserves, Mining Methods, Recovery Methods, Project Infrastructure, Market Studies and Contracts, Environmental Studies and Social or Community Impact, Capital and Operating Costs, and Economic Analysis, are not included in this report, because they are not applicable to this report.  Only general discussions regarding local infrastructure preliminary sampling, as part of drill hole logging procedures, are discussed in items 5 and 11 of this report, respectively.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Information for this Technical Report is supplied by Crosshair.  Technical documents and other sources of information are listed at the end of this report.  The two main documents used to prepare this Technical Report are:

•	An internal 2009 technical report by Crosshair.

•	A Technical Report prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) dated September 8, 2009.

Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo, President of Agnerian Consulting Ltd., carried out the site visit, and is responsible for all of the sections included in this Technical Report, and is the Qualified Person for this Technical Report

In preparation of this report, Mr. Agnerian also held discussions with professionals knowledgeable on the project including:

•	Mr. Stewart Wallis, President and CEO of Crosshair.
•	Mr. Mark Ludwig, PE, Chief Operating Officer of Crosshair.
•	Mr. Tom Bell, Ph.D., CPG, Project Manager of Crosshair.
•	Mr. Larry Poznikoff, Chief Geotechnologist of Crosshair.

Units of measurement used in this report conform to both the Imperial and the SI (metric) systems.  All currency in this report is in United States dollars (US$) unless otherwise noted.  The list of abbreviations used in this report is shown in Table 2-1.

Table 2-1 List of Abbreviations
Bootheel Project LLC. – Bootheel Uranium Project, Wyoming

°C	degree Celsius	L	Liter
C$	Canadian dollars	lbs.	pound (weight)
Cal	calorie	μ	Micron
cm	centimeter	μg	Microgram
cm2	square centimetres	M	Metre
cm3	cubic centimetres	m2	square metres
°F	degrees Fahrenheit	m3	cubic metres
g	gram	Masl	metres above sea level
ft.	feet	Mi	Mile
ft2	square feet	Mm	Millimetre
ft3	cubic feet	M	mega (million)
G	giga (billion)	Millidarcy	unit of permeability (one-thousandth of a Darcy)
g/l	gram per litre	pH	measure of acidity of solutions
g/t	gram per tonne	Ppm	part per million
Ha	hectare	S	second (time)
K	kilo (thousand)	Ton	short ton (2,000 lbs.)
kg	kilogram	T	metric tonne
km	kilometre	US$	United States Dollar
km2	square kilometres	yr.	Year

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

3           RELIANCE ON OTHER EXPERTS

This report has been prepared by Agnerian for Bootheel Project LLP and its affiliates.  The information, conclusions, and opinions contained herein are based on:

•	Information available to Agnerian at the time of preparation of this report,
•	Assumptions, conditions, and qualifications as set forth in this report, and
•	Data, reports, and other information supplied by Crosshair and its representatives.

For technical information on the Bootheel Project, Agnerian has reviewed the technical reports by Crosshair.  Agnerian has formed its opinions on the potential for the uranium mineralization on the Bootheel Property primarily on the basis of the technical information and results of the past and recent exploration programs.

Agnerian has not searched the title to the Bootheel Property, but has relied on technical data contained in reports on past exploration, and information on title documents supplied by Crosshair and Stewart Wallis, President & CEO of Crosshair.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

4           PROPERTY DESCRIPTION AND LOCATION

4.1           Location

The Bootheel Property is located in Albany County, approximately 60 mi south-southeast of Casper and 60 mi north-northwest of Laramie, southeastern Wyoming.  The north-south oriented property extends approximately 4.7 mi within the northwest trending Shirley Basin, which is bounded to the east by the mountains of Laramie Range (Figure 4-1).  The geographic coordinates of the central part of the property are approximately 42°05’N Latitude and 105°45’W Longitude in Township (T) 24North to 25North, Range (R) 74West to 75West.

4.2           Property Status

The property covers a total area of approximately 6,411 acres (2,594.4 ha) comprising private surface and mineral rights, state, and federal mineral rights, as shown in Figure 4-2.  They include:

•	167 unpatented Federal lode mining claims covering a total area of approximately 2,957 acres (1,197 ha) ha.
•	One mineral lease owned by MJ Ranches Inc. (Ranches) covering approximately 2,516 acres (1,019 ha).
•	One Wyoming State Mineral Lease (No. 0-40774) covering 640 acres (259.11 ha).
•	Surface Leases from Ranches totalling 3,156 acres (1,277 ha)

The lode mining claims control the subsurface mineral rights, and are administered by the U.S. Bureau of Land Management (BLM).  The individual claims and the sections under the lease are listed in Table 31-1 (Appendix 2) at the end of this report.  Some of the lode claims are less than full size (20.66 acres) and, as they have not yet been legally surveyed, the total area has been estimated from the claim maps (Underhill and Roscoe, 2009).

4.3           Land Tenure

The registered owner of the claims and leases is BP LLC.  All of the Bootheel claims are reported by Crosshair to be in good standing.  The annual holding cost for the Bootheel Property for the assessment year due September 1, 2012, is $23,380 for the unpatented lode claims, plus $1,280 for the Wyoming State Mineral Lease.  No further MJ Ranches lease payments are due until February 5, 2013.

The Bootheel Property consists of private, state, and federal mineral rights with certain surface rights.  The Stock Raising Homestead Act was amended in 1993, whereby mineral ownership is removed from surface ownership, and the surface ownership is patent.  Where the mineral rights are reserved to the Federal Government of the United States, claimants must record a Notice of Intent to Locate Mining Claims (NOITL) with the surface owner and the local BLM office before entering the land or locating claims.  Staking can commence 30 days after the NOITL has been received, but must be completed within 90 days of submittal.  There is a limit to the number of NOTILs that an owner can deliver at one time.  Compensation must be paid to the surface owner for any disturbance of the land used for access or drilling (Underhill and Roscoe, 2009).  All mineral claims are based on the Universal Transverse Mercator (UTM) system using the NAD27 datum.

4.3.1           Crosshair-UR Energy Agreement

Under an agreement dated June 7, 2007, and amended on December 21, 2007, and on February 28, 2008, between URE, several of its subsidiaries, and what is now a wholly owned Crosshair

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

subsidiary, Target and its subsidiary 448018 Exploration Inc. (448018); Crosshair may earn a 75% interest in BP LLC subject to certain Royalties as discussed below, by completing expenditures totalling $3 million and issuing 125,000 common shares.

Crosshair has spent approximately $4.5 million on exploration and issued 125,000 shares of its capital to URE, thereby has earned a 75% interest in BP LLC.  The remaining 25% of BP LLC is owned by URE (Crosshair, 2009).  Agnerian understands that the agreement also includes the Buck Point Property, located approximately four miles northwest of the Bootheel Property, and defines an area of interest (Figure 4-3).  The Buck Point Property, however, is not discussed in this report.

4.3.2           Cameco Agreement

In 2008 and 2009, BP LLC acquired the exploration database on the property from Power Resources Inc. (PRI, a subsidiary of Cameco), which had earlier acquired from Cherokee.  Under this agreement PRI retains an overriding royalty on the production of uranium, vanadium, and certain other minerals from some parts the Bootheel Property, which include the federal claims and the State Mineral Lease (No. 0-40774).  In addition, Uranium One Inc. (formerly Energy Metals Corporation) holds a royalty on future production for uranium, vanadium, and other minerals from the 28 TD claims in Sections 6 and 12, Township 24N, Range 74W and 75W (Table 33-1, Appendix 1).

4.3.3           Ranches Agreement

In February 5, 2008, MJ Ranches and 448018 Exploration Inc. (a subsidiary of Target), signed an agreement on certain mineral rights of the property.  Since Target is a subsidiary of Crosshair and BP LLC, the latter has a 75% ownership of the mineral rights on four sections of land and surface rights to an additional six sections of land (Figure 4-2).  The terms of the agreement included:
•	An initial term of five years, with the right of two five-year renewals.
•	Cash payment of $252,651 for the initial five-year term and similar payments for the subsequent five-year terms adjusted for inflation.
•	A sliding scale royalty for the Fee Lands.
•	Mining claims on the surface lands are subject to a royalty in favour of Ranches.
•	Annual payments for any surface damage done on the property.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 4-1   Location Map

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 4-2   Property Map

Mining Claims Controlled
State Lease Controlled
MJ Ranch Fee Land - Controlled Mineral and Surface
MJ Ranch Fee Land - Controlled Surface Only (all of section 32)
R75W
R74W
T 25 N
T 24 N
N
Fetterman Road
Miles
0
0.5
1
0
1
2
Kilometres
UTM NAD 27 Zone 13
Source: Crosshair, 2011

*Figure 4-2*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Property Map**

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 4-3   Area of Interest

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

5           ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND INFRASTRUCTURE

5.1           Accessibility

Access to the Bootheel Project area is by paved and gravel road.  Access is by US Highway 30 from Laramie, then by two-lane paved highway (State Highway 287) to the Town of Rock River, and then by gravel road (County road 61/Fetterman Road) north towards US Highway 25 and Casper.  Supplies and heavy equipment are brought to the camp by trucks.

5.2           Climate

The climate at Laramie in southeastern Wyoming is semi-arid with significant difference in seasonal temperature.  The average temperature during the winter months is approximately 14⁰F (-5°C) and ranges from -25°C to 5°C.  The average temperature during the summer months is 68⁰F (20°C) and ranges from 10°C to 30°C.  The average annual precipitation is 14.7 in (37 cm), mostly as snow from October to May.  During the winter months, snow cover is usually less than 3 in.

5.3           Physiography and Land Use

The property lies within an area of prairie grassland, with relief ranging from 15 m to 30 m.  The elevation in the general area ranges from 2,300 m to 2,360 m above mean sea level.  The area is covered with extensive overburden and outcrops are not common.  Along trails and road cuts, however, outcrops are observed.  Vegetation consists predominantly of sagebrush.  Overburden cover ranges from 0.5 m to 2 m.  Locally, however, overburden may be up to 5 m thick.

The land in the Shirley Basin area of southeastern Wyoming is high prairie terrain and is used for agriculture.  Wildlife in the area includes antelope, and various species of mammals (including chipmunk, deer, and elk), various species of birds (including, hawk and grouse), and various species of insects.

5.4           Infrastructure and Local Resources

Local infrastructure is available at Laramie and Casper.  There is no infrastructure at the site, and electric power is provided by diesel generators.  Infrastructure at Laramie includes all modern amenities, such as electrical power, internet service, cell phone network and road building equipment.  Potable water at the site is provided in bottles, and industrial water is drawn from wells.  Drilling equipment is available in Casper, and is also brought from other cities in Wyoming, such as Laramie.  There is regular commercial air service between Laramie and Denver, Colorado.  In addition, chartered helicopter service is available at Laramie.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

6           HISTORY

Exploration for uranium deposits in Wyoming dates back to the 1950s.  Exploration in the general area of the property started in 1955 with the discovery of uranium in the Shirley Basin by Teton Exploration Drilling Company (Teton) in 1955.  By the end of 1957 some 1,000,000 ft. of drilling had been completed testing for uranium mineralization in the Lower Tertiary Wind River Formation.

The Bootheel area was originally staked by Kerr McGee Corp. (Kerr McGee) in 1958 upon discovery of uranium in shallow oxidized sandstones, and in deeper sandstone horizons, but that company abandoned the property in 1962.  The Kerr McGee acquired the property again in 1968, but subsequently abandoned it again.

In 1959, Utah Mining Corp., which later became Utah Construction and Mining Co. (Utah), started underground mining and producing uranium in the Gas Hills area west of Casper.  Late in 1964, Utah stopped underground mining and started producing uranium by ISR techniques, using sulphuric acid and ion exchange for recovery.  In 1970, Utah changed its mining method to conventional open pit operation.

By the year 1960, other companies such as Kerr McGee and Petrotomics Co. (Petrotomics) had open pit operations in the area, and by late 1969 there were three operating mines in the Shirley Basin, with total annual production in the order of 34 million pounds of U3O8.  Due to the declining price of uranium, however, the mines shut down –the last one in 1992- and most of the open pits were reclaimed.  Presently, Cogema Mining Inc. (Cogema, a subsidiary of the French integrated uranium company Areva) retains one tailings impoundment, which is used for the disposal of low-level radioactive waste from its ISR operations in the Powder River Basin.

In the 1970s, other companies such as Rocky Mountain Energy Corporation, a subsidiary of Union Pacific Railroad (Union Pacific) and Cherokee Exploration Inc. (Cherokee) started exploring for uranium in the area, and in 1977 Cherokee, together with Kerr McGee, formed an exploration and drilling participation agreement with Uranium Resources and Development Company (Uradco), a subsidiary of Pennsylvania Power and Light Corp.  The partners carried out drilling, and various studies on open pit mining, ISR, metallurgy and economic recovery of uranium, but by 1981, Uradco discontinued its operations and returned the property to Cherokee.

In 1980, Dames & Moore Inc. (Dames & Moore) carried out an assessment for parts of the property.  In 1981, Groth Minerals Co. (Groth) carried out limited drilling (33 holes) on the property, and during the same year Nuclear Assurance Corporation (NAC) carried out a resource estimate and reported that the Bootheel Property contained approximately 11 million pounds of eU3O8.  Agnerian cautions, however, that these resources are not NI 43-101 compliant.

In 1995, PRI acquired the exploration database from Cherokee, but later abandoned the property due to low uranium prices.  The database included reports, gamma logs, drill logs and other data from some 660 drill holes totalling approximately 290,000 ft. (96,000 m).

In 2008 and 2009, BP LLC acquired the exploration database from PRI and commenced a systematic exploration program on the Bootheel Property, including drilling 93 holes, for a total of 50,163 ft. (16,447 m).  Compilation of the historical database indicates that approximately 600,000 ft. (196,700 m) of drilling has been completed in approximately 1,990 holes on the Bootheel Property.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

In September 2009, Scott Wilson Roscoe Postle Associates Inc., a predecessor company to Roscoe Postle Associates Inc. (RPA), audited the Mineral Resources of the Bootheel Property, and reported that they contained 1.44 million tons of Indicated Mineral Resources at an average grade of 0.038% eU3O8, and 4.4 million tons of Inferred Mineral Resources at an average grade of of 0.037% eU3O8.  A summary of previous exploration is presented in Table 6-1.

Table 6-1 History of Exploration
Bootheel Project LLC. – Bootheel Uranium Project, Wyoming

Period/Year	Company	Rotary Drilling		Coring
		No of Holes	Feet	No of Holes	Feet
1958-1962	Kerr McGee		N/A
1968-1969	Kerr McGee	283	52,600
1970	Rocky Mountain Energy		N/A
1977-1980	Cherokee (URADCO)	1,475	372,647
1981	Groth Minerals Co.	33	18,150
1983-1998	Power Resources Inc.	202	96,400
2008	BP LLC	93	50,155	12	708.5
2011	BP LLC	79	36,385
Total		2,165	626,337	12	708.5

Source: Crosshair, 2011.

Notes:
1.	Diamond drilling was carried out in portions of the RC drill holes. Cored footage is included in rotary footage.
2.	N/A means not available.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

7           GEOLOGICAL SETTING AND MINERALIZATION

7.1           Regional Geology

The Bootheel Property is located within the Shirley Basin, along the western flank of the Laramie Range in southeastern Wyoming, and is underlain by Jurassic to Tertiary sedimentary rocks (Figure 7-1).  The basin is an erosional feature controlled in part by a broad northwest trending syncline in pre-Tertiary rocks.  The property is situated adjacent to the Precambrian Wyoming Lineament, which separates the Laramie structural basin in the east from the Wind River structural basin in the west.  Both the Shirley Basin and the Laramie Range were formed during the Laramide Orogeny, at the close of the Cretaceous period.

The rocks in the general area range from Precambrian to Quaternary in age.  The regional stratigraphy is presented in Figure 7-2, and is interpreted by J.D. Love and A.C. Christiansen (1985) as follows:

•
Precambrian basement rocks: These rocks are extensively exposed in the Laramide Range, and consist of metasedimentary rocks, diabase, and granitic rocks.  Past exploration indicates that these rocks extend to more than 5,000 ft. below the surface (Figure 7-3).

•	Paleozoic rocks: They comprise:
o
The limestones and dolomites of the Mississippian Madison Formation, which overlie the basement rocks, although not present in the area of the Bootheel Property.  A major northeast trending thrust fault (Pinto Creek Fault) is situated approximately one mile southeast of the Bootheel claims and separates these rocks from the younger rocks in the area.

o	Red shales, limestone, and gypsum of the Permian Goose Egg Formation
•	Mesozoic rocks: These rocks include:
o	Triassic sandstones, siltstones, and conglomerates.
o	Sandstones and siltstones of the Lower Jurassic Sundance Formation and Upper Jurassic shales.
o	Sandstones and shales of the Lower Cretaceous Cloverly Formation as well as similar rocks of Upper Cretaceous age.
•	Cenozoic rocks: These rocks include:
o
Arkosic sandstones, conglomerates, and siltstones of the Lower Tertiary Wind River Formation, sandstones and conglomerates of Middle Tertiary Wagon Band Formation, and fine-grained sandstones of the Upper Tertiary White River Formation.

o	Quaternary surficial deposits, including unconsolidated gravel and alluvium.

The Precambrian rocks generally occur east of a northwest trending lineament in the northern part of Albany County (Figure 7-3).  The Bootheel Fault, as well as all other faults in the area, trend northeast.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 7-1   Generalized Structural Map of Wyoming Geology

MONTANA
SOUTH DAKOTA
NEBRASKA
IDAHO
UTAH
COLORADO
N
BIG HORN BASIN
ABSAROKA MOUNTAINS
BIG HORN MTNS.
POWDER RIVER BASIN
Sheridan
Worland
Gillette
OWL CREEK MTNS.
Kaycee
1 E,P
2 E
3 E
4 E
5 E
CASPER ARCH
WIND RIVER BASIN
WIND RIVER MTNS.
Riverton
GAS HILLS
GRANITE MTNS.
10 E
Casper
Douglas
Lance Ck.
LARAMIE RANGE
6 E
7 E
8 E
9 E
SHIRLEY BASIN
GREEN RIVER BASIN
GREAT DIVIDE BASIN
Rock Springs
Rawlins
Laramie
CHEYENNE BASIN
Cheyenne
BAGGS
M
UINTA MTNS.
SAND WASH BASIN
MAYBELL
Craig
FRONT RANGE
Ft. Collins
Greeley
GREELEY ARCH
0 20 40 60 80 100
Kilometres
Source: Crosshair, 2011

***Wyoming, generalized structural map of the Tertiary Basins, Precambrian uplifts and location of uranium districts. The Precambrian rocks include uraniferous granites of Archean to Lower Proterozoic age. Districts with rollfront uranium deposits include: 1 Kaycee; 2 Pumpkin Buttes; 3 Turncrest; 4 Monument Hill; 5 Highland-Box Creek; 6 Crooks Gaps; 7 Green Mountain; 8 Sweetwater-Red Desert; 9 Shirley Basin; 10 Gas Hills. (After Harshman 1970: Bailey and Childers, 1974)***

**Legend:**

*Boundary of Tertiary Basin*

*Thrust Fault*

*Precambrian Rocks (Including Granite)*

***U Deposits***

M *Tabular, in Miocene Sediments Surficial, in Brecciated*

g *Granite (Copper Mountain) Roll Front*

E *E= Eocene Sediments*
*P= Paleocene Sediments*

***Figure 7-1***

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**Generalized Structural Map of Wyoming Geology**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 7-2   Stratigraphic Section of the Bootheel Area

RANGE OF THICKNESS IN FEET
Scale in Feet, For Typical Section
CENOZOIC
Tertiary
MESOZOIC
Cretaceous
Jurassic
Triassic
PALEOZOIC
Permian
Precambrian
Chugwater Fm.
Goose Egg Fm.
Casper Fm.
Amsden Fm.
Madison Limestone
Morrison Fm.
0-100
0-100
0-150
0-200
800-1100
20-40
550-950
100-200
0-45
25-120
0-50
20-25
0-40
50-65
200-350
10-12
63-83
20-80
13-33
0-12
75-145
5-40
60-138
600-800
200-500
250-650
0-75
0-150
Very fine to fine-grained sandstone, siltstone, generally white in colour.
Large granite boulders near mountain fronts, becomes finer grained towards centers of basins, local outcrops of resistent conglomerate.
Arkosic sandstone, conglomerate with sandstone matrix, siltstones and shales, basal conglomerate in some areas.
Calcareous black shale with chalk and oyster beds.
Fine to medium-grained buff sandstone with chert pebbles and shark teeth.
Black shale, ironstone, septarian concretions.
Siliceous shale, weathers silver grey to white.
Clean, fine-grained sandstone.
Dark grey shale.
"Rusty Beds" hematitic sandstone.
Fine-grained hematitic sandstone, buff to dark red.
Black shale with sandstone and ironstone near base.
Fine to very coarse-grained sandstone quartz and chert pebbles at base, petrified wood in some areas.
Variegated shales, shaly sandstones, siltstones, limestone dinosaur bones and chert.
Fine-grained sandstone and claystone; white, grey and green.
Black to grey shale, fine-grained sandstone.
Sandstone, siltstone, shale; yellow tan, white and grey.
Very fine to fine-grained sandstone; white, yellow, pink and red.
White, tan fine-grained sandstone.
Yellow to white fine-grained sandstone, flat bedded.
White to yellow very fine-grained cross-bedded sandstone.
Sandstone, shale, conglomerate; very fine to very-coarse-grained; white, yellow, green, red; clay pebble conglomerate.
Orange to reddish pink sandstone and siltstone.
Red shales, siltstones, sandstones, limestone and evoporites.
Red shales, limestone and gypsum.
Upper part - cross-bedded fine to medium-grained sandstone; Lower part - interbedded fine to medium-grained sandstone and limestone.
Cross-bedded sandstone, reddish sandstone and chert conglomerate.
Limestone, grey, cherty and massive. Arkosic conglomerate sandstone near base.
LITHOLOGIES
CONGLOMERATE (chert pebbles in black)
SANDSTONE
CROSS-BEDDED SANDSTONE
FLAT-BEDDED SANDSTONE
SILTSTONE
SHALE, CLAYSTONE
GYPSUM
LIMESTONE
GRANITE
DIABASE
GNEISS
Location of Mineralization in the Bootheel Project Area.
Source: Crosshair, 2011

Sources:

Giddings, H.J., 1935, Geology of a portion of the Laramie Basin lying north of Como anticline, Albany County, Wyoming: unpubl. M.S. thesis, University of Wyoming.

Konkel, Phillip, 1935, Geology of the northeast portion of the Laramie Basin, Little Medicine district, Wyoming: unpubl. M.S. thesis, University of Wyoming.

Pipiringos, George N., 1957, Stratigraphy of the Sundance, Nugget and Jelm formations in the Laramie Basin, Wyoming: the Geological Survey of Wyoming, Bulletin No. 47.

Field mapping and photo-geologic mapping by the staff of Groth Minerals Corporation.

**Figure 7-2**
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Stratigraphic Section**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 7-3   Regional Geology

106°W
42°N
N
Carbon County
Albany County
BUCK POINT PROPERTY
BOOTHEEL PROPERTY
6TH STANDARD PARALLEL NORTH
Legend:
Quaternary
Qa Qt Ql Surficial Deposits
Tertiary
Twr White River Fm.
Twb Wagon Bed Fm.
Twdr Wind River Fm.
Cretaceous
Ks Steele Shale
Kn Niobrara Formation
Kf Frontier Formation
Kmt Mowry & Thermopolis Shale
Cretaceous to Jurassic
KJ Cloverly & Morrison Fms.
Jurassic
Js Sundance Formation
Triassic
Ŧc Chugwater Formation
Triassic to Permian
ŦPg Goose Egg Formation
Mississippian
PIPM Madison Limestone
Precambrian
Wg Wgn Granitic & Metamorphic Rocks
0 2 4 6 8 10
Miles
Source: Geologic Map of Wyoming, J.D. Love & A.C. Christiansen, 1985.
Source: Crosshair, 2011

*Figure 7-3*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Regional Geology**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

7.2           Property Geology

The Bootheel Property is underlain by the arkosic sandstones and siltstones of the Lower Tertiary Wind River Formation.  These rocks have a very gentle (1.5⁰) northeasterly dip, and lie unconformably over gently (3⁰ to 5⁰) southwest dipping sandstones of the Lower Jurassic Sundance Formation.  Both the Lower Tertiary and Lower Jurassic rocks are situated within a graben formed by the Pinto Creek Fault and another postulated northeast trending fault near the northwestern margin of the property (Figures 7-3 and 7-4).  In a younging direction, the following is a general description of the rock types encountered in drill holes.

7.2.1           Chugwater Formation

The Upper Permian to Lower Triassic Chugwater Formation comprises 600 ft. to 800 ft. thick sequence of red shale, siltstone, sandstone, limestone, and conglomerate.

7.2.2           Sundance Formation

Rocks of the Lower Jurassic Sundance Formation unconformably overlie the rocks of the Chugwater Formation.  They comprise white to yellow, very fine-grained cross-bedded sandstone, and pebble conglomerates (Canyon Springs members A, B, C, and D).  Unit C, however, has not been encountered in drill holes on the Bootheel Property (Figure 7-5).  The following is a description of Units A, B and D by Underhill and Roscoe (2009).

“Units B and D are a remarkably homogeneous sequence of fine- to very fine-grained, well-sorted sandstone, deposited in a marine beach environment.  Sand grains are sub- to well-rounded, typically frosted, and can become medium-grained in some intervals.  Dune to bar scale cross-bedding is common.  Silty shale partings, less than one millimetre thick, were seen in core…the bottom five feet of the unit becomes progressively more silty and contains minor shale laminae near the base.  The unit becomes more silty in the upper few feet and visually gradational with the overlying Canyon Springs A bed.  The unit ranges from 75 to 105 ft. thick and can be mineralized at any stratigraphic position.

The majority of the B and D beds are weakly cemented and friable.  Typically 70% of the rock is easily broken by hand.  This often presents difficulties in core recovery, especially in the softest areas where the core diameter erodes and core falls out of the inner tube.  Poor recovery can also occur in rotary cuttings.  The sandstone disaggregates into very fine sand grains, which become suspended in the drill mud and cannot be collected at the surface.  This results in erroneous lithological and oxidation descriptions in some of the old geologic logs.  The e-log response of the Canyon Springs B and D is surprisingly flat and matches the visually homogeneous nature of the unit.  Permeability is typically high both along and across bedding, ranging from 500 to 3,000 millidarcys.  Water dropped onto the surface of saturated core will usually seep into the core in one to three seconds.

The overlying Canyon Springs A bed consists of very fine-grained silty sandstone, from 25 to 35 ft. thick.  It appears identical to the Canyon Springs B and D beds in both core and drill cuttings.  However, the Canyon Springs A has a very distinctive e-log signature, which is recognizable across the entire project area.  The unit is considered to be a weak to moderate confining layer hydrogeologically.  Lower permeability is indicated by sharply higher SP/lower resistivity response in the e-logs and a consistent absence of uranium mineralization within the unit.

7.2.3           Morrison Formation

The Upper Jurassic Morrison Formation is approximately 200 ft. thick and overlies the Sundance Formation.  It comprises monotonous carbonaceous shale with minor siltstone interbeds.  Many intervals contain 50% streaky hematitic staining, which is a diagnostic recognition characteristic in drill cuttings.

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7.2.4           Cloverly Formation

The Cretaceous Cloverly Formation consists of three members, described as follows.
•
Lakota sandstone: consists of poorly cemented, very fine-grained, well-rounded quartz sandstone, with local chert pebble conglomerate, totalling from 45 ft. to 80 ft. thick.  The unit is highly permeable, lacks carbonaceous trash and hosts thin weak mineralization.

•
The Fusion shale: consists of an upper black shale, lower sandstone and basal lignite.  The total thickness ranges from 2 ft. (in the northwest and southeast portions of the property) to 40 ft. in the central area.  Scattered weak mineralization occurs within the sandstone beds.

•
The Dakota sandstone: is fine- to coarse-grained sucrosic quartz sandstone, ranging from 12 ft. to 40 ft. in thickness, and contains abundant pyrite and carbonaceous material.  Limonite and hematite concretions are abundant in outcrop.  “This member hosts strong uranium mineralization in section 12 and widely scattered mineralization in sections 2 and 11” (Crosshair, 2011).

7.2.5           Thermopolis Formation

The Thermopolis Formation overlies the Dakota sandstone.  It consists of black marine shale and contains the Rusty Beds sandstone member 10 ft. to 30 ft. above its base.  Total thickness of the formation is approximately 165 ft.  The Rusty Beds consist of very fine- to medium-grained sandstone grading upwards into thinly interbedded siltstone and shale, ranging from 25 ft. to 85 ft. total thick.  Both carbonaceous material and pyrite are abundant.  “The member hosts strong uranium mineralization in sections 11 and 12 and scattered weak mineralization in section 2” (Crosshair, 2011).

7.2.6           Mowry Formation

The Mowry Formation comprises the basal Muddy Sandstone member and overlying siliceous shale, totalling approximately 110 ft. in thickness.  The Muddy Sandstone consists of very permeable, fine- to medium-grained salt and pepper sandstone, ranging from 18 ft. to 45 ft. in thickness.  “A small area of potentially economic uranium mineralization is hosted in the Muddy in the northwest portion of section 12, with some weak scattered mineralization in section 11” (Crosshair, 2011).

7.2.7           Frontier Formation

The overlying Frontier Formation consists of an 860 ft. thick sequence of thin-bedded carbonaceous shale and sandstone.  The 150 ft. thick Wall Creek Sandstone member consists of interbedded sandstone and siltstone and contains widespread weak mineralization.

7.2.8           Wind River Formation

The Lower Eocene Wind River Formation and other Lower Tertiary rocks were deposited on the Late Cretaceous to Early Tertiary angular erosional unconformity formed during the Laramide Orogeny.  “Uranium-rich sediment was derived from Precambrian basement rocks in the Laramie Range to the east.  Deposition was controlled by a large paleochannel (Figures 7-3 and 7-4), which trends northeast in the northern portion of the project (graben controlled) and trends northwest in the southern portion of the project (controlled by the strike of easily eroded pre-Tertiary sediments).  The southern margin of the paleochannel terminates against the Pinto Creek fault complex one mile to the southeast of the project.  Topographic relief along the paleochannel (as well as changes in formation thickness) ranges from 100 ft. to 250 ft.  As the Eocene landscape matured the confining paleochannels had less influence and deposition occurred across a broad flood plain” (Crosshair, 2009).

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The Middle Eocene Wagon Bed Formation conformably overlies the Wind River Formation.  These two formations comprise similar lithologic units.  Due to the lack of marker beds, however, the two formations cannot be distinguished from each other at the surface and cannot be subdivided in drill holes using either electric logs or drill samples.  In the western portion of the Shirley Basin, the base of the Wagon Bed is defined by a lacustrine limestone, which is absent at Bootheel.  The formation contact at Bootheel is assumed to be located where siltstones and shales are more common.  For practical purposes, both formations are lumped into the Wind River Formation (Crosshair, 2009).

The Tertiary sedimentary rocks range from 100 ft. to 250 ft. in thickness, and are unlithified.  “The lower half of the sequence typically consists of coarse-grained sand and conglomerate channel deposits, with lesser amount of silt and clay overbank deposits.  Lateral facies changes are common and often abrupt.  The historic reports suggest that the primary host for uranium within the Wind River Formation is the carbonaceous, fine-grained sediments at channel margins and overbank deposits.  However the lithological drill logs indicate that in many holes the host for the uranium mineralization is the basal conglomerate or coarse-grained sandstone.  Some of the logs indicate the sandstones may contain interbedded finer-grained siltstones” (Crosshair, 2009).

Overlying the basal conglomerate the upper half of the Tertiary stratigraphy is typically finer grained sedimentary rocks, dominated by silts and clays with less abundant channel deposits.  No significant uranium mineralization occurs in these upper sediments.  Conglomerates containing large boulders are uncommon, but do occur, mainly in the eastern half of the project area, within the basal sediments and in the middle of the fine-grained strata.  The Tertiary sedimentary rocks at Bootheel are very permeable and strongly oxidized.  Coarse-grained sedimentary rocks are 100% oxidized, while silts and clays are approximately 70% oxidized.

7.2.9           Quaternary Sediments

The Quaternary sediments cover much of the Bootheel Property.  They consist of alluvial sediments, such as sand and gravel, with thickness ranging from 2 ft. to 30 ft.

7.3           Structural Setting

The Bootheel Property is situated adjacent to the Precambrian Wyoming Lineament, which separates the Laramie structural basin in the east from the Wind River structural basin in the west.  Both the Shirley Basin and the Laramie Range were formed during the Laramide Orogeny, at the close of the Cretaceous period.

The Bootheel Property is situated within a graben, which is bounded by two northeast trending faults; the Pinto Creek Fault, approximately one mile southeast of the Bootheel claims and a fault (North Fault) with similar orientation near the northwestern border of the property.  Rocks within the graben are younger than those in the surrounding areas (Figures 7-3 and 7-4).  The vertical displacement along the Pinto Creek Fault ranges from 1,300 ft. to 2,200 ft., and it can be traced for at least 20 miles.  The vertical displacement along the North Fault is reported to be in the order of 500 ft.  “Drag folding along each of these faults suggests an oblique slip component to movement” (Underhill and Roscoe, 2009).

There are other northeast trending faults with smaller displacements in the order of 10 ft. to 20 ft. within the graben, which cut the mineralized areas.  These are interpreted from breaks in oxidation zones and anomalous radioactivity detected in drill holes.  These faults, however, are not common in the mineralized areas, as there are sections of 40 ft. to 50 ft. of drill core without any fractures (Crosshair, 2009).

Three large solution collapse features, ranging from one-half mile to one mile, exist just beyond the northern boundary of the property.  They are defined by closed topographic contours and visible on aerial photographs.  The collapse features are believed to have formed from dissolution of evaporates within the underlying Triassic and Permian sedimentary rocks.  “They have created a geologic paradox along the northern fault margin of the graben, where Tertiary Wind River sediments on the downthrown side of the fault are up to 100 ft. topographically higher than pre-Tertiary sediments on the up-thrown side of the fault.  Synclinal folding related to the collapse has been mapped at the margins of the feature in section 35” (Crosshair, 2009).

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
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Three large solution collapse features, ranging from one-half mile to one mile, exist just beyond the northern boundary of the property.  They are defined by closed topographic contours and visible on aerial photographs.  The collapse features are believed to have formed from dissolution of evaporates within the underlying Triassic and Permian sedimentary rocks.  “They have created a geologic paradox along the northern fault margin of the graben, where Tertiary Wind River sediments on the downthrown side of the fault are up to 100 ft. topographically higher than pre-Tertiary sediments on the up-thrown side of the fault.  Synclinal folding related to the collapse has been mapped at the margins of the feature in section 35” (Crosshair, 2009).

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Figure 7-4   Property Geology

Figure 7-4
The Bootheel Project LLC.
Bootheel Uranium Project
Albany County, Wyoming, U.S.A.
Property Geology
Source: Crosshair, 2011
Surface Geology
Cretaceous Cloverly Formation
Cretaceous Mowry Formation
Cretaceous Thermopolis Formation
Jurassic Sundance Formation
Permian-Triassic Goose Egg Formation
Tertiary Wagon Bed Formation
Tertiary Wind River Formation
Triassic Chugwater Formation
Area of Figures 30-1 to 30-8
435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
4,656,000 mN
30
36
31
32
2
1
6
11
12
7
N
Legend:
Bootheel Property Boundary
Outline of main Wind River Formation paleochannel
Pre-Tertiary Fault
Base of Cretaceous Muddy Sandstone at Tertiary Unconformity
Top of Cretaceous Dakota Sandstone at Tertiary Unconformity
Top of Jurassic Canyon Springs B & D at Tertiary Unconformity
Base of Jurassic Canyon Springs B & D at Tertiary Unconformity
Mineralized Zones:
Tertiary Hosted Mineralization (Grade >= 0.020% eU3O8)
Cretaceous Hosted Mineralization (Grade >= 0.015% eU3O8)
Jurassic Hosted Mineralization (Grade >= 0.015% eU3O8)
Feet
0
1500
0
500
1000
Meters
UTM NAD 27 Zone 13

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Figure 7-5   Formation Contacts on e-Logs

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7.4           Mineralization

Uranium mining in the Shirley Basin in the past, including ISR operations by Utah, has occurred mostly in the northwestern part of the basin, approximately 25 mi from the Bootheel Property.  Exploration data indicate that the style of uranium mineralization is that of roll front-type, with large crescent-shaped hinge zones of yellowish green sandstone (with high iron montmorillonite) occurring on the oxidized side of the roll fronts.  The oxidized upper and lower flanks from the hinge zone may extend several hundred to more than a thousand feet away from the roll front.  Unaltered sandstone is grey.  Individual deposits contain a few tons to several hundred thousand tons of mineralized material, with grades ranging from 0.1% eU3O8 to 0.7% eU3O8.  Areas of mineralization extend up to 2,500 ft. along the edges of the altered fronts.

Uranium mineralization in and around the Bootheel Property occurs within seven sandstone beds of three sedimentary horizons.  From bottom to top, these are Lower Jurassic Sundance Formation, Lower Cretaceous Cloverly Formation, and Lower Tertiary Wind River Formation (Table 7-1).  All three host formations are capped by impervious shales.

7.4.1           Jurassic Sundance Formation

Approximately 75% of the Bootheel deposit is comprised of uranium mineralization hosted by the Jurassic Sundance Formation.  The unoxidized Canyon Springs B and D units of the Sundance Formation are medium grey and contain less than 1% iron sulphides.  Pyrite occurs as fine disseminations, large clots up to one inch, and as streaks parallel to bedding.  Carbonaceous material is rare and is usually coated by iron sulphide.  Mineralized portions of the units are visually identical to unmineralized portions of the unit, except for a possible increase of pyrite content.  Finely disseminated dark uranium minerals seem to be present, but none have been definitively identified.  The oxidized sandstones are limonitic orange in color.  Occasionally, nodular and disseminated calcite cement occurs, usually at the margins of mineralized zones.

Uranium mineralization occurs at depths ranging from 158 ft. to 585 ft. below the surface.  The thickness of the mineralized units ranges from 3 ft. to 30 ft., and average grades range from 0.02% eU3O8 to 0.05% eU3O8.  The individual zones exhibit good lateral continuity, ranging from approximately 300 ft. to 1,000 ft. wide and 400 ft. to more than 1,000 ft. long (parallel to the general redox boundary).  Individual bedded mineralized zones can extend laterally (in the same stratigraphic position) for up to 600 ft., or may “migrate” at 5⁰ to 10⁰ across the stratigraphy.  “This gentle cross-cutting of bedding is probably due to a combination of permeability differences in the host rock and broad variations in the redox geometries” (Underhill and Roscoe, 2009).  Lateral distance between individual mineralized zones and the Tertiary angular unconformity-Canyon Springs contact varies greatly, ranging from 10 ft. to 4,000 ft.

Two basic styles of uranium mineralization are present in the Canyon Springs segments of the Sundance Formation: thin to moderately thick, laterally continuous zones of bedded mineralization, and; thick, linear zones of cross cutting mineralization, which are laterally much narrower than bedded zones.  In some areas, these two styles of mineralization represent the nose and tails of typical roll fronts.  Usually the upper tail is poorly developed while the lower tail develops into thick, laterally persistent bedded mineralization.  A series of two or three redox fronts can occur over a distance of 1,000 ft.  In other areas, linear zones of cross-cutting mineralization occur as gradual thickening of adjacent bedded mineralization and appear structurally controlled.  A combination of roll front processes and re-reduction by migration of H2S along faults is interpreted by Crosshair to be responsible for the complex mineralization and oxidation areas present on the Bootheel Property.

Undivided Upper Sundance Formation consists of light to dark grey interbedded sandstone, siltstone and shale, ranging from 120 ft. to 140 ft. thick.  The lower third of the unit is dominated by very fine-grained silty sandstones, which are locally oxidized.  “The basal very fine-grained

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silty sandstone (subdivided as the Hulett sandstone by previous workers) is present across the entire project area, averages ten ft. in thickness, and displays a very distinctive rounded SP low/ resistivity high and is very useful in correlating from drill hole to drill hole.  The upper two thirds of the unit are dominated by dark gray, thin-bedded siltstone and shale.  An important recognition characteristic of the Upper Sundance in drill cuttings is that the entire siltstone-shale sequence is unoxidized and impermeable.  The top 10 ft. of the Sundance is also distinctive, containing a series of two to sometimes three thin siltstone-sandstone beds, which create a diagnostic resistivity double peak on the logs.  The majority of the unit consists of impermeable lithologic units and represents the overlying aquitard (a bed of low permeability adjacent to an aquifer) for ISR mining of the Canyon Springs B and D hosted mineralization” (Crosshair, 2009).

7.4.2           Cretaceous Cloverly Formation

Three Cretaceous sandstone units host uranium mineralization on the Bootheel Property.  In decreasing order of importance, these are: Dakota Sandstone of the Cloverly Formation; Rusty Beds Sandstone of the Thermopolis Formation, and; Muddy Sandstone of the Mowry Formation.  The Lakota and Fusion members of the Cloverly Formation also host scattered mineralization in thin beds.  “All significant Cretaceous hosted mineralization found to date is located in the northwest portion of section 12 and adjacent edges of section 11.  Widespread weak mineralization is present in widely spaced drilling in section 2; however, tonnage potential to date appears limited in this area” (Crosshair, 2009).  Mineralized units are described by Crosshair as follows:

•
Dakota Sandstone: fine- to coarse-grained sandstone, 4 ft. to 47 ft. thick, containing abundant pyrite and carbonaceous material.  Uranium mineralization occurs at depths ranging from 163 ft. to 325 ft. below the surface.  The thickness of the mineralized units ranges from 2 ft. to 14 ft., and average grades range from 0.026% eU3O8 to 0.23% eU3O8.  The main zone is approximately 300 ft. wide and 1,000 ft. long.  A smaller 200 ft. by 300 ft. zone occurs up-dip to the east (Figure 7-4).  Very little oxidation is present in the mineralized zones.

•
Rusty Beds Sandstone: consists of fine to medium sandstone, with siltstone in the upper portions, ranging from 5 ft. to 87 ft. in thickness.  It contains abundant pyrite and carbonaceous debris.  Uranium mineralization occurs at depths ranging from 232 ft. to 297 ft. below the surface.  The thickness of the mineralized units ranges from 2 ft. to 23 ft., and average grades range from 0.02% eU3O8 to 0.11% eU3O8.  Mineralization occurs in three small zones, 300 ft. to 400 ft. in size, which may be laterally continuous.  Nearly all the mineralized intercepts are partially oxidized.

•
Muddy Sandstone: is fine to medium grained, 18 ft. to 45 ft. thick and is very permeable.  It is the least well mineralized of the Cretaceous units, with only one zone, which is approximately 200 ft. by 400 ft. in dimension.  Uranium mineralization occurs at depths ranging from 138 ft. to 149 ft. below the surface.  The thickness of the mineralized units ranges from 2 ft. to 10 ft., and average grades range from 0.02% eU3O8 to 0.157% eU3O8.  Uranium mineralization in this zone may extend to the south.

Uranium mineralization in all three host horizons is interpreted to be similar to a typical roll front-type deposit, whereby uranium bearing groundwater migrate down-dip from the Tertiary angular unconformity and forms the roll fronts.  Most mineralized zones are oriented roughly parallel to the host unit contact with the unconformity.  The main mineralized zone in the Dakota Sandstone, however, has a northeasterly trend, which is perpendicular to the unconformity, and may have been influenced by reduction along a fault.

7.4.3           Tertiary Wind River Formation

Approximately 25% of the Bootheel deposit is comprised of uranium mineralization hosted by the Lower Tertiary Wind River Formation.  Uranium mineralization occurs at depths ranging from 50 ft. to 215 ft. below the surface.

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The thickness of the mineralized units ranges from 2 ft. to 14 ft., and average grades range from 0.016% eU3O8 to 0.52% eU3O8.

Uranium mineralization hosted by the Wind River Formation represents cumulative zones, which may contain mineralization in multiple stratigraphic horizons.  Mineralized zones commonly have a north-south orientation, which is interpreted by Crosshair to correlate with overbank deposits along the eastern margin of the north-south depositional paleochannel of the formation.  In parts of the Bootheel Property, however, the orientation of the mineralization is parallel to the underlying mineralization in the Sundance Formation.

7.4.4           Chemical Analyses

In 2009, Underhill and Roscoe collected 36 samples of drill core and had them analyzed.  Results of Inductively Coupled Plasma (ICP) determinations indicate that the elemental constituents of those samples are similar to those at other roll front-type uranium deposits.  The samples contained the following elements:

•	Arsenic: 1 ppm to 12 ppm, averaging 3.7 ppm.
•	Cadmium: 0.01 ppm to 0.09 ppm, averaging 0.03 ppm.
•	Molybdenum: 0.2 ppm to 1.0 ppm, averaging 0.43 ppm.
•	Selenium: 2 ppm to 18 ppm, with three samples containing 28 ppm Se to 68 ppm Se
•	Vanadium: 11 ppm to 261 ppm, averaging 85 ppm.

Based on the above results, Underhill and Roscoe (2009) concluded that the potential for significant vanadium by-product is nil.  The authors also noted that there are low levels of potentially deleterious trace elements and heavy metals within the Sundance Sandstone, such as arsenic and cadmium.

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Table 7-1 Characteristics of Bootheel Mineralization
Bootheel Project LLC. – Bootheel Uranium Project, Wyoming

Age: Formation: Unit	Depth (ft.), Dip direction (⁰)	Maximum Point Grade (%eU3O8)	Composite Grade (%eU3O8)	Composite Thickness (ft.) at 0.015% eU3O8 cut-off	Width x Length (ft.)	Host Rocks	Type(s) of Mineralization	Degree of Oxidation
Tertiary-Eocene Wind River Fm	54-215 Avg 130, dip 1.5 NE	0.726	0.016–0.52, Avg.0.092	2 – 24, Avg. 5	Up to 700 x 1,670	Fluvial slst, sst, basal congl, overbank deposits, channel margins	Roll-type remnants in multiple horizons, thin HG, meandering & may be discontinuous	Strong; 100% in sst, 70% in slst
Cretaceous Muddy Fm sst	138-149 Avg 142	0.467	0.145-0.157 Avg.0.151	2 - 6, Avg.4	1 pod: 200x400	f.g.- m.g. marine sst	Roll-type	Average of 25%
Cretaceous Thermopolis Fm, Rusty Beds sst	232-290 Avg.267	0.180	0.020-0.112 Avg.0.055	2 – 18, Avg.8	3 pods: each 300 x 400	f.g.- m.g. hem sst; py, carb	Roll-type	Partially oxidized, Average of 30%
Cretaceous Cloverly Fm, Dakota sst	163-325 Avg.250	0.417	0.026-0.230 Avg.0.099	2 – 14, Avg.6	300x1,000 & 200x300	f.g.- m.g. marine sst; py, carb	Roll-type	Very weak to no oxidation
Cretaceous Cloverly Fm, Lakota sst	310-490 Avg.383	0.155	0.027-0.109 Avg.0.053	3 – 7, Avg.5		f.g.- m.g. sst, congl at base	Roll-type?	30% to 50%
Jurassic Sundance Fm Canyon Springs B & D sst	158-585 Avg.378, dip 3-5 SW	1.304	0.017-0.216 Avg.0.039	2 – 61, Avg.16	Extensive; up to 200-1,000 wide x 400x7,000 long	Marginal marine: uniform, f.g. beach sands; x-bdd, poorly cem, very permeable; <1% py, rare carb	Roll-type; both nose & tails; Re-reduced structure controlled zones?	Complex: varies from redox fronts to re-reduced zones

Source: Underhill and Roscoe, 2009.

Notes:
1.	Fm (Formation; Avg (average); slst (siltstone); sst (sandstone; congl (conglomerate); f.g. (fine-grained); m.g. (medium-grained);py (pyritic); carb (carbonaceous); bdd (bedded); cem (cemented) .
2.	Point grade is obtained from radiometric downhole probe results.

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8           DEPOSIT TYPES

The Bootheel Property is located within the Shirley Basin of Wyoming, and uranium mineralization, hosted by the Jurassic, Cretaceous, and Tertiary sandstones, is interpreted to represent a roll front-type mineralization by BP LLC.  Sandstone-type uranium deposits are characteristically sedimentary formations of clastic-detrital origin associated with reducing environments.  These deposits are usually tabular in shape and may occur in continental sandstones, deltaic or shallow marine environments.  Typically, roll front-type uranium deposits have, in the direction of the flow of ore bearing solutions, a barren (oxidized) interior zone surrounded by a (reduced) mineralized zone.  Between the barren zone and the mineralized zone is an altered zone.  The over-all shape of the roll front is like a crescent with extended tails at each end, which also outline the barren interior zone, and uranium is deposited at the interface between the oxidized zone and the reduced zone (Figures 8-1 and 8-2, and Guilbert and Park, 1986).  Ground water flow direction is usually a good guide in detecting roll front-type deposits in sandstones.  The principal ore minerals are pitchblende and coffinite, often accompanied by selenium, molybdenum, arsenic and phosphorous.

The most favourable host rocks are friable fine- to coarse-grained arkosic sandstones containing pyrite and carbonaceous material.  Interbedded mudstone, claystones, and siltstone interbeds are often present and sand and silt channels with cross-bedding, are common.  Below the water table, unaltered sandstones are light grey to greenish grey with abundant pyrite and carbonaceous material while the altered sandstones are reddish or greenish yellow coloured with no pyrite and little carbonaceous material.  The alteration that marks the roll front penetrates the sandstone down-dip.  The fronts range in size and shape and commonly have lateral extensions of several miles and thicknesses of several tens of feet.  Within any one formation there may be many individual beds that contain roll fronts.

The clay minerals within the sandstone sequence of the host rocks in an ideal roll front also show zoning, with montmorillonite at the top, clinoptilolite in the middle and analcite at the bottom of the sequence as evidence of progressive diagenetic zeolitization of the sandstones (de Voto, 1978).  Furthermore, there may be several generations of roll-front type uranium mineralization in a sandstone sequence, provided that the geochemical regime prevails for each unit (de Voto, 1978).

The characteristic feature of the style of uranium mineralization in the sedimentary rocks of the Bootheel area is that mineralization is stratabound.  The two possible sources of the uranium at Bootheel are the uraniferous Precambrian granites situated east of the Shirley Basin and the uraniferous Oligocene tuffs, which once covered the basins.

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Figure 8-1   Cross Section and Plan View of Roll Front-Type Uranium Deposit

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Figure 8-2   Chemical Processes During the Formation of Roll Front-Type Uranium Deposit

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9           EXPLORATION

9.1           Exploration Methodology

9.1.1           Drilling

The exploration methodology applied in the past and during recent exploration programs on the Bootheel Property has been to evaluate the interpreted targets for uranium mineralization by drilling.  Mud rotary drilling together with radiometric gamma downhole logging has been the primary method to discover and delineate roll front-type uranium deposits in the Shirley Basin.  This is supplemented with a small amount of selective core drilling, mostly to supply material for mineralogical studies and metallurgical testwork.

The exploration targets are selected based on regional geological mapping and airborne radiometric surveys carried out by the United States Geological Survey (USGS).  There is no record of ground radiometric or other geophysical surveys having been carried out on the Bootheel Property, or other areas hosting roll front-type uranium deposits.  Since all ISR uranium deposits are not exposed on the surface, trenching also is not carried out.

9.1.2           Drill Hole Locations

Since acquiring the Bootheel Property, Crosshair has recorded the locations of all past and recent drill holes using a hand-held Global Positioning System (GPS) and using the UTM NAD 27 Zone 13 map grid.  A legal survey of the claim boundaries and drill hole locations, however, has not yet been carried out.  The horizontal accuracy of the GPS-determined hole locations is estimated by Crosshair to be within 5 ft. to 20 ft.

The procedures of marking the locations old and new drill holes are as follows:

•
Old (or legacy) drill holes: mark the locations using GPS and record the radioactivity using a scintillometer.  If a monument does not exist, then the location is marked with a wooden picket sticking approximately 6 in. above the ground.

•	New drill holes: the location is marked with a wooden picket using GPS.

The purpose in using a short wooden picket is to minimize the effect on the environment and on wildlife.  In addition, Crosshair personnel collect water samples as part of monitoring the water quality during drilling.  Discussion on water sampling is provided in Item 10, drilling, and on environmental aspects in Item 24, Other Relevant Data and Information.

9.2           Compilation of Exploration Data

Prior to commencing its exploration of the Bootheel Property, Crosshair embarked on a program of compiling all historical data by previous operators.  These included a data package of:

•	Excel spreadsheets containing drill hole coordinates, collar elevations, grade-depth intervals and formation intervals.
•	ASCII files containing drill hole grade-depth intervals.
•	Scanned gamma, SP and resistivity e-logs and calculated grade analysis summary sheets.
•	Scanned geologic logs, most with oxidation details.
•	Scanned drill hole summary tables and individual drill hole reports.
•	Scanned drill hole survey tables and reports.
•	Scanned maps and cross sections.
•	Scanned reports and correspondence.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Data collected from Crosshair’s 2008 drill program was in the form of:

•	Gamma, SP and Resistivity e-logs.
•	LAS files containing e-log data.
•	Geological logs, with detailed data on extent of oxidation.

Data obtained from Cameco Resources in January 2009 consisted of:

•	Paper gamma logs.
•	Hard copy print outs of the counts per second
•	Lithological logs.

The focus of the data compilation work was to cross-check all available, relevant historical data and bringing it together into the Access Database.  Data received in computer file format (ASCII files and Excel spreadsheets) was imported into Access.  The remaining data were manually entered from scanned historic data sources: geologic logs, gamma logs, ore grade analysis sheets, drill hole summaries, individual drill hole reports, drill hole survey reports, maps and reports.

Additional grade and formation data was entered by Crosshair as taken from the historic gamma logs.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

10           DRILLING

In 2008 BP LLC acquired the Bootheel Property and commenced a systematic program of drilling the postulated extensions of the uranium mineralized zones delineated by Kerr McGee, Cherokee, PRI and other past operators.  BP LLC used similar truck-mounted mud rotary equipment drilling 4 ¾ in. to 5 ¾ in. holes using local Wyoming drilling contractors.  Since 2008, BP LLC has completed 86,540 ft. (26,376 m) of drilling in 172 RC holes.  The mineralized portions of the holes were also cored, as shown in Figure 10-1.

Approximately 600,000 ft. (196,700 m) of drilling in 2,086 RC drill holes have been completed by BP LLC and previous operators in the general area of the Bootheel Property during the past 53 years (Figure 10-2).  This includes:
•	93 holes by BP LLC
•	202 holes by PRI
•	33 Holes by Groth
•	1,475 holes by Cherokee
•	283 holes by Kerr McGee

For all the historic drilling campaigns, the drilling contractors were from the State of Wyoming.  For the 2008 and 2011 drilling programs by BP LLC, the contractors were companies based in western USA, as follows:
•	2008 Drilling:
o	Eagle Drilling, Glendo, WY.
o	Sharpe Drilling, Cheyenne, WY.
o	Douglas Exploration, Douglas, WY.
o	Layne-Christiansen, Aurora, CO.
o	Diversified Drilling, Missoula, MT.

•	2011 Drilling:
o	Eagle Drilling, Glendo, WY.
o	Fay Drilling, Casper, WY.
o	Douglas Exploration, Douglas, WY.
o	Single Water Services, Glenrock, WY.

During the recent exploration program, BP LLC completed 35,760 ft. (11,725 m) of drilling in 76 mud rotary RC holes (Figure 10-3).  Table 10-1 shows the list of mineralized intersections in the 2011 drill holes.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Table 10-1 2011 Drilling Program Highlights
Bootheel Project LLC. – Bootheel Uranium Project, Wyoming

Hole ID	UTM Coordinates		Elevation (m)	Length (ft.)	Intersection (ft.)		Interval (ft.)	Grade (%eU3O8)	Host Formation
					From	To
1-BH4003	493439 N	574487 E	2,330.5	480	112.5	115.5	3.0	0.075	Wind River
1-BH4002	493435 N	574500 E	2,326.5	560	127.5	130.5	3.0	0.128	Wind River
1-BH4001	493435 N	574495 E	2,224.5	520	139.0	142.0	3.0	0.092	Wind River
1-BH4010	494062 N	576251 E	2,324.3	460	114.5	117.0	2.5	0.043	Wind River
1-BH4010	494062 N	576251 E	2,324.3	460	132.0	134.5	2.5	0.051	Wind River
7-BH4005	495701 N	573842 E	2,316.1	400	282.5	290.5	8.0	0.053	Sundance
7-BH4006	495621 N	573586 E	2,318.4	400	321.0	329.0	8.0	0.074	Sundance
7-BH4001	495229 N	572510 E	2,332.1	580	128.0	135.5	8.0	0.080	Wind River
7-BH4001	495229 N	572510 E	2,332.1	580	142.0	146.0	4.0	0.027	Wind River
7-BH4010	494988 N	573453 E	2,321.3	520	62.0	63.5	3.5	0.037	Wind River
7-BH4002	495081 N	572524 E	2,332.1	560	125.5	130.0	4.5	0.089	Wind River
7-BH4002	495081 N	572524 E	2,332.1	560	140.5	144.5	4.0	0.093	Wind River
1-BH4017	492847 N	578761 E	2,318.7	460	379.0	382.5	13.5	0.039	Sundance
1-BH4018	491741 N	578232 E	2,321.3	560	467.0	475.5	8.5	0.026	Sundance
1-BH4018	491741 N	578232 E	2,321.3	560	482.5	494.0	11.5	0.028	Sundance
1-BH4020	491758 N	578643 E	2,316.4	515	447.5	455.5	8.0	0.029	Sundance
36-BH4003	491736 N	579292 E	2,318.8	515	484.0	487.5	5.5	0.025	Sundance
36-BH4010	489939 N	579957 E	2,316.6	625	509.0	511.5	2.5	0.052	Sundance
36-BH4008	489886 N	579608 E	2,325.9	660	539.0	542.0	3.0	0.039	Sundance
36-BH4027	491697 N	582390 E	2,326.9	560	518.5	525.5	7.0	0.027	Sundance
36-BH4020	490992 N	580993 E	2,314.4	570	492.0	505.0	13.0	0.039	Sundance
36-BH4020	490992 N	580993 E	2,314.4	570	508.5	520.5	12.0	0.035	Sundance
36-BH4014A	490387 N	580209 E	2,317.7	600	498.5	503.0	4.5	0.031	Sundance
36-BH4014A	490387 N	580209 E	2,317.7	600	517.5	535.5	18.0	0.028	Sundance

Source: BP LLC, 2011.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 10-1 Diamond Drill Core From Jurassic Sundance Formation

01-BH3003
400'-408'
253-260

Figure 10-1

The Bootheel Project LLC.

Bootheel Uranium Project

Albany County, Wyoming, U.S.A.

Diamond Drill Core from Sundance Formation

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 10-2 Drill Holes & Mineralization

Figure 10-2
The Bootheel Project LLC.
Bootheel Uranium Project
Albany County, Wyoming, U.S.A.
Drill Holes and Mineralization
Area of Independent Check
Property Boundary
Twentymile
Draw
Springs
N
435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
4,656,000 mN
Mineralized Zones:
Tertiary Hosted Mineralization (Grade >= 0.020% eU3O8)
Cretaceous Hosted Mineralization (Grade >= 0.015% eU3O8)
Jurassic Hosted Mineralization (Grade >= 0.015% eU3O8)
Drill Hole
Source: Crosshair, 2011
Feet
0
1500
0
500
1000
Meters
UTM NAD 27 Zone 13

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 10-3 2011 Drill Hole Location Map

*Figure 10-3*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Drill Hole Location Map**
435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
30
29
31
32
36
1
2
6
11
12
Twentymile
Draw
Twentymile Reservoir
Springs
FETTERMAN
N
Legend:
2011 Drill Hole
Historical Drill Hole
Feet
1500
500
1000
Meters
UTM NAD 27 Zone 13

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

10.1           Lithologic Logging

BP LLC employed four contract geologists to conduct sampling and logging the holes.  A continuous stream of drill chips was sampled at five-foot intervals, as the drill advanced (Figure 10-4).  The procedures of drill hole logging and sampling are developed by Dr. Tom Bell of Crosshair, and are as follows:

•	Capturing the stream of chips and drilling fluids from a metal trough between the borehole and mud pit.
•	Arranging each sample in the order that it was recovered, in a series of lines that enabled the driller and geologist to easily identify the depth location of the sample in the hole.
•	Taking a sub-sample and washing away the drill mud in preparation for geological analysis.
•	Washing the sub-sample and examining the chips with a hand lens, and recording the observations on a Trimble Recon directly to a database system, including:
o	Radiometric response in total gamma (in cps) using a hand-held scintillometer.
o	Estimating the redox content (100% oxidized to 100% reduced).
o	Degree of induration (presence and strength of interstitial cement).
o	Grain size.
o	Lithology (sedimentary rock type).
o	Stratigraphic unit.
o	Pyrite content (estimated volumetric percentage).
o	Carbonaceous material (estimated volumetric percentage).
o	Clay content (estimated volumetric percentage).
o	Carbonate test with hydrochloric acid (HCl; a semi quantitative method recording “no reaction”, “weak reaction”, or “strong reaction”).
o	Degree of feldspar alteration, such as “feldspar absent”, “fresh feldspar”, or “altered feldspar”
o	Degree of sorting of sampled material.
o	Colour of sample, using Munsell rock colour chart and recorded as RGB code.
o	Additional notes by the geologist.
•	Collecting approximately 50 g of drill chips and placing it in a plastic bag labeled with the drill hole number and the sampled interval.
•	Arranging the sample bags in depth order and transferring them in a secure storage area in Laramie, Wyoming.
•	Marking preliminary borehole locations in the field with standard GPS measurements.
•
Recording final coordinates of borehole collars by surveying with a Trimble ProXH GPS receiver and post processing the data using Trimble Pathfinder Office software.  This proved an accuracy of less than a foot for the X and Y coordinates, and an accuracy of slightly over a foot in the elevation (Z coordinate) of the collars.  For post processing, BP LLC used the CORS Wheatland, CORS Casper, and UVACO Laramie base stations, each of which lies within 100 miles of the Bootheel site.

BP PLC has generated a database of boreholes including information on collar coordinates, all borehole activities and tests marked by a timestamp.  Each borehole has a dedicated database spreadsheet containing all observations by the drill site geologist for each interval, also marked by a timestamp (Bell, 2011).

Agnerian is of the opinion that procedures for drill chip logging and recording other data by BP LLC are in keeping with, and even surpass, industry standards.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 10-4 Sampling of rotary chips at Bootheel

10.2           Downhole Surveys

BP LLC contracted Mr. Richard Heck, Geophysical Technician, with Century Wireline Services (Century) of Tulsa, Oklahoma, to carry out downhole surveys of all the holes completed during the 2011 drilling program.  This work was done by using an S-300 probe containing gamma scintillometer, and tools for single point resistance, spontaneous potential, and borehole deviation.  Logging speed was approximately 30 ft./sec from the bottom of the hole to the collar.  Century calibrated the gamma scintillometer at the U.S. Department of Energy calibration pits in Casper, Wyoming, in the month of September, immediately prior to arriving at the Bootheel site as well as in late October, immediately after the completion of the program.  The purpose of the calibrations is to establish the tool K-factor and dead time in order to convert the gamma counts to equivalent uranium grade (% eU3O8).  Century reported that:

•	Instrument drift during the drilling program was negligible.
•	Corrections for mud weight, borehole diameter, and water factor were made to the raw gamma counts prior to prior to the calculation of % eU3O8, based on the K-factor and dead time of the instrument.

Century submitted the final results of the downhole probe surveys to BP LLC in the form of LAS ver. 2.0 text files and graphic logs showing the downhole record of radiometric response (cps), %eU3O8, single point resistance (ohms), and spontaneous potential (millivolts).  In addition, the borehole deviation is shown as a radial graph (Bell, 2011).

Agnerian understands that the instrumentation for downhole logging is in keeping with industry standards.

The histogram of %eU3O8 values in mineralized intersections of the Canyon Springs Formation is shown in Figure 10-5.  An example of downhole survey results by Century for hole 36-BH4020 is shown in Figure 10-6.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

AGNERIAN CONSULTING LTD.

Figure 10-5 Histogram of Assay Values, Jurassic Canyon Springs Formation

Frequency
180
160
140
120
100
80
60
40
20
0
0
0.02
0.04
0.06
0.08
0.1
0.12
0.14
0.16
0.18
0.2
0.22
0.24
0.26
More
% U3O8

Figure 10-6 Downhole Survey Results, Hole 36-BH4020

10 INCH LOG, GAMMA - S.P. - RES.    36-BH4020    10/14/11
LOG PARAMETERS
20 INCH LOG, OREGRADE ANALYSIS    36-BH4020    10/14/11
LOG PARAMETERS

*Figure 10-6*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Downhole Survey Results Hole 36-BH4020**

*Source: Crosshair, 2011*

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

11           SAMPLE PREPARATION, ANALYSIS AND SECURITY

11.1           Sampling

11.1.1                      Past Work

During the past exploration programs drill holes were logged by Kerr McGee, Cherokee, and PRI geologists.  Lithologic and other logs, however, are not available at the present time.  Agnerian is of the opinion that sampling methods used by past operators were reliable and in accordance with industry standards of the time since the work was done by major companies involved with uranium exploration.

11.1.2                      Recent work

Since acquiring the Bootheel Property in 2008, BP LLC has been carrying out a systematic program of drilling and utilizes a rigorous program of logging and sampling, as described below.

Downhole gamma logging provides equivalent uranium values, usually referred to as equivalent U3O8 (eU3O8).  Geophysical logging is considered standard industry practice and the geophysical probes are calibrated using test pits established by the U.S. Department of Energy (DOE) in Casper, Wyoming, as discussed in Item 10, Drilling.

11.2           Sample Preparation

11.2.1                      Past Work

Information on sample preparation, analysis and security of assay data on exploration by Kerr McGee, Cherokee, and PRI is not available at the present time.  Agnerian is of the opinion, however, that the procedures of sample collection, analysis and security of exploration data from drilling on the Bootheel Property by past operators were reliable, and in accordance with industry standards of the time, since the work was done by major companies involved with uranium exploration.

During the 1978-1979 exploration program Groth sent a suite of samples on behalf of Uradco to Hazen for uranium analyses by the fluorimetric method as well as to the Chemical & Geological Laboratory of Casper, Wyoming.  Methodology used at the latter laboratory, however, is unknown.

Security of samples during the historical programs is assumed to be consistent with standard industry practice at the time (Crosshair, 2009).

11.2.2                      2008 Drilling Program

Procedures for sample collection, analysis and security of samples during the 2008 drilling program were as follows:

•	Lithologic logging of diamond drill core in the field.
•	Transporting the logged drill core during the same day to a locked storage area in Laramie where it was sampled with each individual sample stored in a sealed plastic bag.
•
Transporting the samples by truck to Hazen Research Inc. (Hazen) in Denver, CO for crushing and metallurgical testwork.  The laboratory is certified by various State agencies and the United States Environmental Protection Agency (USEPA) and has been carrying out analyses and metallurgical research for over 40 years.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

•
At Hazen, the core was crushed to one inch and composited with ¼ of the sample crushed to -10 mesh.  Samples were pulverized and analyzed using X-Ray Fluorescence (XRF) methods.  Pulps were also sent to ALS Chemex Laboratories (Chemex) in Elko, NV, for Inductively Coupled Plasma (ICP) analysis to compare with the other results as part of a QA/QC program.  One half of the core was retained at Hazen.

•
Downhole logging of the holes: The geophysical probing was carried out by Century Wireline Services (Century), an independent contractor, of Tulsa, Oklahoma.  The probes included gamma log, resistivity, self-potential, and hole deviation.  Geophysical logging is considered standard industry practice and the geophysical probes are calibrated before and after the program using test pits established by the US Department of Energy (DOE) in Casper, Wyoming.  Crosshair was provided with the calibration data and confirmed that no significant change had occurred during the program.

11.2.3                      2011 Drilling Program

Discussion on sample preparation during the recent drilling program is provided in Item 10, Drilling.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

12           DATA VERIFICATION

12.1           Past Work

Information on data verification of exploration data by Kerr McGee, Cherokee, and PRI is not available at the present time.  Agnerian is of the opinion, however, that exploration data from drilling on the Bootheel Property by past operators were reliable, and in accordance with industry standards of the time, since the work was done by major companies involved with uranium exploration.

12.2           Radioactive Equilibrium

Heavy, long-lived radioactive elements, such as U238 decay naturally, producing a series of daughter products, and end up as a stable element, such as lead (Pb206).  Since the members of the decay series are different chemical elements, they may be selectively separated from the original element (parent isotope) by geochemical processes.  Radioactive equilibrium is attained when all the daughter products disintegrate at the same rate as they are produced by the parent isotopes and all nuclides remain together.  In nature, however, this almost never occurs, as explained below.

Since long-lived nuclides disintegrate at a slower rate than short-lived ones, it is necessary to have more of the slower disintegrating daughters in order to have equilibrium.  An ideal state of equilibrium, however, is never attained because the parent isotopes are subject to decay without replacement.  But if the decay constant of the parent is small (the half-life is large) a state of relative or “secular” equilibrium may be attained.  Since most detection methods do not measure the parent material, the amount (or quantity) of the parent material is inferred by measuring the radiation from the daughter products.  It is important to determine the state of “secular” equilibrium when one estimates the amount of uranium from gamma ray logs.  The main sources of the gamma energy from the U238 decay series are the daughter products Pb214 and Bi214.

Radioactive disequilibrium happens if one or more of the daughter products, or the parent isotope, is completely or partially absent.  The various disequilibrium states may be caused by the following:

•
Radon; the gaseous member of the uranium series, is easily separated from the rest of the elements in the decay series.  Since some of the elements which emit radioactivity are produced after the occurrence of radon, a disequilibrium results which will negatively bias the inferred quantity of the parent U238.

•
Recent deposition of parent material either by initial deposition or by remobilization, i.e. little or no daughter products.  This will also cause an underestimation of the quantity of the parent material.

•	Estimation of parent material based on measurements on remobilized daughter products, with little or no parent material present. This will result in an overestimation of the parent material.

It is important to note that sometimes disequilibrium may be masked by higher emissions of gamma rays from the daughter products of the Thorium series, especially Th208.

When there is disequilibrium in the uranium series, and when the absent nuclides are short-lived, approximately 350,000 years are required for the uranium series to regain equilibrium.  Normally, if the series is disturbed at the beginning of the chain, then it can take up to 2.5 million years to regain equilibrium.  To calculate the time required to regain equilibrium, one considers the longest half-life of the daughters which have been mobilized and multiply it by 10.  For example, if radon is lost, the time to regain equilibrium is 3.8 days x 10, or approximately one month.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

For the long lived U234, with a half-life of 2.5 x 105, the time to regain equilibrium is 2.5 x 105 x 10, or 2.5 million years.

12.3           Recent work

12.3.1                      Sundance Formation

As part of its verification of recent exploration data on the Bootheel Property in 2008, Crosshair, on behalf of BP LLC, designed a program of verifying historical data.  This included drilling 12 RC holes in sections 1, 6, 7, and 36, with the objective of testing areas of mineralization within the Sundance Formation.  The 12 holes were surveyed with downhole probe recording geophysical (gamma log as well as electrical data) by an independent contractor.  In addition, Crosshair cored the mineralized intervals of these holes to obtain reliable samples for the determination of uranium at two laboratories; chemical assays at ALS Chemex Laboratories (Chemex) by the ICP method, and by X-Ray Diffraction (XRF) method at the Hazen Research laboratories.  Results of this program indicate that:

•
The eU3O8 values calculated from the downhole probe responses compare well with chemical assays as well as values determined by the two methods, with some variations in the eU3O8 grade values, as shown in Table 12-1 and Figure 12-1.

•
The 24 XRF analyses by Hazen are on average 15% higher than both the Chemex assays and the eU3O8 grades determined from gamma logs.  The reason for this discrepancy may be that the XRF method is a semi-quantitative method of analysis and not as accurate as ICP at low concentrations of uranium (Crosshair, 2009).

Crosshair also carried out a limited statistical analysis on the 36 samples from the Sundance Formation comparing chemical assays by Chemex with the geophysical downhole probe results, and notes that the average values are similar; 0.044% U3O8 for chemical assays and 0.048% eU3O8 for geophysical probe results.  The relative difference of -8.6% is not considered significant (Crosshair, 2009).

In addition to the 36 samples from the 2008 drilling program, there are comparable data on 520 samples from the historical drilling, comparing chemical analysis with the eU3O8 grades determined from gamma logs for mineralized intervals in both the Sundance Formation and the Wind River Formation (Crosshair, 2009, BH file 195, 255).  These data include 348 samples from five holes that penetrated the Sundance Formation, and show an average value of 0.043% U3O8 for chemical assays versus an average value of 0.034% eU3O8 determined from the downhole probe results, a relative difference of +22% (Figure 12-2).

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Table 12-1 Downhole Radiometric Probe vs. Chemical Assays, 2008 Program
Bootheel Project LLC. – Bootheel Uranium Project, Wyoming

Crosshair 2008 DDH	Intersection (ft.)		Interval (ft.)	% U3O8 (Chemex ICP)	% eU3O8 (probe)	% U3O8 (Hazen XRF)
	From	To
36-BH3000	538.0	544.0	6.0	0.025	0.021	0.027
	544.0	550.0	6.0	0.051	0.023	0.059
36-BH3001	416.5	421.5	5.0	0.044	0.042	0.052
	421.5	426.5	5.0	0.018	0.029	0.019
36-BH3007	240.5	245.5	5.0	0.007	0.027	0.007
	245.5	250.5	5.0	0.039	0.046	0.047
	250.5	255.5	5.0	0.045	0.031	0.050
	255.5	260.5	5.0	0.045	0.056	0.054
	260.5	265.5	5.0	0.021	0.036	0.024
06-BH3008	246.5	251.5	5.0	0.025	0.028	0.030
	251.5	256.5	5.0	0.052	0.034	0.061
	256.5	261.5	5.0	0.048	0.049	0.059
	261.5	266.5	5.0	0.118	0.087	0.130
	266.5	271.5	5.0	0.091	0.080	0.114
	271.5	276.5	5.0	0.099	0.123	0.119
	276.5	281.5	5.0	0.033	0.041	0.040
	281.5	286.5	5.0	0.039	0.032	0.046
	286.5	291.5	5.0	0.073	0.045	0.081
	291.5	294.5	3.0	0.024	0.047	0.025
06-BH3009	290.0	295.0	5.0	0.033	0.044	0.040
	318.5	323.5	5.0	0.075	0.062	0.090
	323.5	328.5	5.0	0.058	0.070	0.071
	328.5	333.5	5.0	0.050	0.060	0.063
	333.5	338.5	5.0	0.010	0.037	0.012
Subtotal Average				0.047	0.048	0.055
07-BH3010	249.0	254.0	5.0	0.054	0.072
	254.0	259.0	5.0	0.071	0.056
	259.0	264.0	5.0	0.046	0.070
07-BH3011	340.0	344.0	4.0	0.015	0.034
	344.0	.48.5	4.5	0.002	0.027
	352.0	356.0	4.0	0.046	0.039
	356.0	360.0	4.0	0.074	0.065
	360.0	364.0	4.0	0.065	0.072
	364.0	368.5	4.5	0.023	0.052
01-BH3003	422.5	426.5	4.0	0.026	0.029	0.026
	426.5	430.5	4.0	0.012	0.017	0.021
01-BH3005	466.0	471.0	5.0	0.017	0.031
Total Average				0.044	0.048

Source: Crosshair, 2009.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 12-1 Crosshair 2008 Chemical Assays vs. Gamma Log Probe Values

Source: Crosshair, 2009.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 12-2 Historical Chemical Assays vs. Gamma Log Probe Values

Historical Chem vs eU3O8 for Wind River Formation
Gamma eU3O8
Chem U3O8

Historical Chem vs eU3O8 for Canyon Springs Formation
Gamma eU3O8
Chem U3O8

Thompson-Horwath Plot - Historical eU3O8 vs Chemical Assays
for Wind River Formation
% Relative Difference
Mean % U3O8

Thompson-Horwath Plot - Historical eU3O8 vs Chemical Assays
for Canyon Springs Formation
% Relative Difference
Mean % U3O8

Descriptive Statistics

	Mean	Std. Deviation	N
Chem %	.02599	.051346	169
eU3O8	.02076	.034391	169

Descriptive Statistics

	Mean	Std. Deviation	N
Chem %	.04130	.057681	321
eU3O8	.03469	.034969	321

Log Probability Plot for U3O8 > 0.01%
Wind River Formation
Probability
U3O8

Log Probability Plot for U3O8 > 0.01%
Canyon Springs Formation
Probability
U3O8

Source: Crosshair, 2011

Figure 12-2

The Bootheel Project LLC.

Bootheel Uranium Project

Albany County, Wyoming, U.S.A.

Historical Chemical Assays vs Gamma Log Probe Values

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

12..2           Wind River Formation

Crosshair also collected samples of drill core from holes along sections 1, 6, 31, 32, and 12.  In total, 172 samples collected from five holes penetrating the Wind River Formation indicate an average of 0.026% U3O8 chemical assays versus an average value of 0.021% eU3O8 from downhole probe results, a difference of +21.9% (Figure 12-3).

Crosshair notes that there is a minor difference between the 2008 data and the historical data.  In general, the uranium grades calculated from downhole probe results are higher than the chemical assays at lower concentrations of uranium (less than 0.02% U3O8 to 0.03% U3O8), with greater difference in low grade material.  The difference is approximately the same for grades in the range from 0.03% U3O8 and 0.05% U3O8, whereas the difference is smaller for grades in the order of 0.05% U3O8 or at higher concentrations of uranium.  In general, the lower grades occur in the tails of the roll front deposit, whereas the high grades occur within the nose of the roll front.  Additional samples are required to further examine the variance in the chemical/probe results between the historical and recent data (Crosshair, 2009).

Crosshair also notes that “this disequilibrium effect is not unexpected since sandstone uranium deposits are contained within actively flowing groundwater systems.  The gamma probe indirectly measures the uranium content by measuring the gamma radiation of its daughter product, Bi-214.  This element may be displaced from the original uranium or not yet completely formed in equilibrium.  This causes disequilibrium between uranium content as measured by the probe and as measured by chemical assay.  Negative disequilibrium results if the uranium has been preferentially leached from the sandstone and positive disequilibrium results if the uranium is less than a million years old and the chemical grade is greater than the gamma equivalent grade.  Based on the historical comparisons which indicate positive equilibrium, the grade as measured by the eU3O8 on the Bootheel project may be considered conservative.  Scott Wilson RPA is of the opinion that the eU3O8 values are appropriate for use in the resource estimate” (Crosshair, 2009).  The principle of radioactive disequilibrium is further discussed in Appendix 2.

12.3.3                      Verification of Historical Data

Prior to commencing the exploration programs, Crosshair carried out compilation of historical data from several sources.  This included data on historical holes from computer printouts, which were used by NAC in its 1982 resource estimate.  Crosshair had the old hard copy data converted into the digital format by a data entry contractor in Denver, CO.  Data also received from Cameco, both in digital and analog form, was added to the database.  Original gamma logs are available for most of the holes and they were compared to the data entry sheets.  Data verification by Crosshair included the following:

•
Computer files of historic data were checked for record duplication and data discrepancies prior to importing into Access format.  A significant number of duplicates in data entry were removed, while the negligible number of data discrepancies (typographical errors) had obvious resolutions.

•
All potentially resource-grade intercepts reported in all available grade data sources were compared against each other.  The only significant issue was the omission from secondary grade sources of many e-log gamma spikes.  For all such occurrences, Crosshair measured grades and intervals from the detailed e-logs, adding them to the database.

•	Spikes in gamma-ray responses from 20 historic e-logs were recalculated by Crosshair for comparison against historic reported grades. No significant differences noted.
•
The majority of the depths of the historical formation contacts were compared against the available e-logs.  Due to interpretative inconsistencies by different historical operators, all formational contacts were verified using new interpretations on the e-logs to conform to a consistent formation profile definitions.  Crosshair also compiled additional e-log formation contact data.

•	Historic data on lithologic units and intensity of oxidation could not be checked due to the non-preservation of original drill cuttings, and were accepted as presented.
•	Approximately 25% of Crosshair’s manual data entry records were randomly cross-checked, showing very high levels of data entry accuracy (well above 99% accuracy).
•	Preparing a set of cross sections covering the entire resource area allowed for easy identification of any remaining data entry errors (elevation, formation picks).
•	Removing approximately 100 drill holes (the 800 series) from the database as no drill hole data (other than collar coordinates) or surface evidence was found.
•	Checking all drill hole collar elevations on a topographic contour map (1:24,000, with 10 ft. contour interval) and correcting them where required.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

12.3.4                      Independent Sampling

During a site visit in July 2008, Scott Wilson RPA collected three samples of split core for analyses at Energy Laboratories Inc. (Energy Labs) in Casper, WY, and The Mineral Lab Inc. (Mineral Lab) in Denver, CO, and compared them against values obtained from ALS Chemex Laboratories (Chemex) and uranium grades calculated from downhole gamma log probe results.  The Mineral Lab carried out the analyses for 31 elements and oxides using XRF method, whereas Energy Labs and Chemex used the ICP method for determining the uranium content.  Results are shown in Table 12-2 and Figure 12-3.  In general, the gamma log eU3O8 assays calculated from downhole probe data are higher for results with values less than 0.070 %U3O8 and lower for results greater than 0.070 %U3O8.

Table 12-2 Scott Wilson RPA Sampling
Bootheel Project LLC. – Bootheel Uranium Project, Wyoming

Check Laboratory	Hole No.	Intersection (ft.)		Interval (ft.)	Check assay (% U3O8)	Chemex assay (% U3O8)	Century Probe (% eU3O8)
		From	To
Energy Labs	07-BH3010	249.0	254.0	5.0	0,065	0.054	0.072
		254.0	259.0	5.0	0.111	0.071	0.056
		259.0	264.0	5.0	0.041	0.046	0.070

Mineral Lab	07-BH3010	249.0	254.0	5.0	0.030	0.054	0.072
		254.0	259.0	5.0	0.043	0.071	0.056
		259.0	264.0	5.0	0.074	0.046	0.070

Source: Underhill and Roscoe, 2009).

The above analyses confirm the presence of uranium mineralization on the Bootheel Property.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 12-3 Check Assay Results

Source: Crosshair, 2009.

BP PLC has generated a database of boreholes including information on collar coordinates, all borehole activities and tests marked by a timestamp.  Each borehole has a dedicated database spreadsheet containing all observations by the drill site geologist for each interval, also marked by a timestamp.

Agnerian is of the opinion that the Bootheel check assay results are reliable and confirm the regular eU3O8 results calculated from the downhole probe surveys.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

13 MINERAL PROCESSING AND METALLURGICAL TESTING

13.1           Past Work

In 1979 Hazen carried out metallurgical testwork on two composite samples on behalf of Uradco.  Two composites of the Sundance Formation assayed 0.069 %U3O8 and 0.049 %U3O8.  Eight agitated leach tests were completed; four using sulphuric acid as lixiviant (98% recovery after five days), two using sodium bicarbonate, and two using ammonium bicarbonate (96.4% recovery after five days).

The early work included two column tests using the same lixiviants.  The acid leach indicated 97.5% recovery after 25 pore volumes while the sodium bicarbonate leach indicated 87.6% recovery.  In the industry, some companies use this term (pore volume) as the product of the percentage of porosity and the volume of the column of rock.

In 1994, Cameco carried out an agitated leach test using a bicarbonate lixiviant which indicated 107.8% recovery from a sample grading of 0.052 %U3O8.  A column test using the same lixiviant indicated 85.6% extraction in 10 pore volumes and a total recovery of 98.4% after 49.1 pore volumes (Crosshair, 2009).

13.2           Crosshair Work

In 2008, Crosshair carried out three bottle roll leach tests at Hazen using sodium bicarbonate as a lixiviant.  The results are reported as follows:

•
The first two tests showed initial recoveries of uranium in the order of 70% to 80% within a day, but then the recoveries regressed to 30% to 40% after seven days.  A mineralogical study indicated that uranium may have precipitated as calcium uranium oxide or silicate as a result of exchange of calcium with sodium in uranium bearing solutions and clay.

•
Leach tests on a third sample under similar conditions as the initial two samples, and for a period of seven days, indicated a similar extraction of 30% to 40% of the contained uranium.  Crosshair interpreted this level of extraction to be due to a greater wash volume applied to the tails.

•	Follow up leach tests on the tails for an additional 24 hours with fresh lixiviant resulted in a total extraction of 80% of the contained uranium.
•
The initial two samples were then tested with new material but half of the lixiviant was filtered and replenished every 24 hours for five days.  Both samples indicated uranium extractions of greater than 90% after five days based on the calculated head grade.

Crosshair noted that under typical ISR conditions, the pregnant fluid would be stripped of uranium prior to being re-injected.  Crosshair also noted that the “oxygen levels within the bottles during the tests was measured as 20 ppm to 30 ppm with residual dissolved oxygen measurements barely above ambient conditions of 7 ppm to 8 ppm, whereas targeting a level of 300 ppm is considered more realistic in a leach simulation.  There appears to be room for improvement in the testing procedures and the results may be improved upon” (Crosshair, 2009).

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

14           MINERAL RESOURCE ESTIMATE

The Mineral Resources of the Bootheel Property are summarized in Table 14-1.  Crosshair has estimated these resources using the Contour Method.  Agnerian has audited these resources by reviewing the drill hole density, geological information, and the parameters and methodology of the Crosshair estimate, and considers them to be in accordance with CIM Standards.

Table 14-1 Mineral Resources of the Bootheel Property as of December 15, 2011
Bootheel Project LLC. – Bootheel Uranium Property, Wyoming

Resource Category	Formation	Short Tons	Grade (%eU3O8)	Contained Pounds U3O8
Indicated	Sundance	2,068,000	0.036	1,482,000

Inferred	Sundance	3,039,000	0.032	1,942,000
Inferred	Wind River	955,000	0.062	1,184,000
Inferred	Total Inferred	3,994,000	0.039	3,126,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources of the Sundance Formation are estimated at cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 ft., and a minimum grade x thickness (GT) product of 0.15 ft.%.
3.	Mineral Resources of the Wind River Formation are estimated at cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 ft., and a minimum grade x thickness (GT) product of 0.15 ft.%.
4.	Mineral Resources are estimated using an average long-term uranium price of US$70 per pound U3O8.
5.	A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation.
6.	High grades have not been cut for the Mineral Resource estimate.
7.	Tonnage, average grades and contained uranium numbers are rounded.

14.1           Database

The database used for the Mineral Resource estimate of the Bootheel Property comprises results from 2,162 rotary holes, of which 1,769 holes penetrated mineralized layers of the Tertiary Wind River Formation and 802 holes penetrated mineralized layers of the Jurassic Sundance Formation.  Details on the type of data obtained from these holes are provided in Item 9, Exploration.  The mineral resource estimate is based on a model using exclusively drill hole assay data, i.e., eU3O8 values calculated from downhole radiometric probe data.  The method is standard and certified for uranium fields of the region.  The estimate was done by Crosshair (Crosshair, 2011).

The Bootheel deposit has been modelled by taking into consideration similar structural and tectonic characteristics, lithological and facies types and hydrogeological and geotechnical features.  The resource has been estimated considering the following criteria:

•	Uniform structural and morphological features.
•	Delineation of areas of mineralization into horizons and parts of the roll front.
•	Proximity of lithological filtration properties of mineralized rocks included in the block.

Modelling of the deposit is influenced by the drill hole density.  In general, one quarter of the drill hole distance is used to extrapolate at the flanks of the mineralized bodies and one half of the drill hole distance is used to differentiate between mineralized and unmineralized drill holes in the interpretative process.  Drill hole intervals identified for the resource estimate are, as follows:

•	Sundance Formation: 288 intervals in 249 holes with intervals greater than 0.015% eU3O8 values.
•	Wind River Formation: 150 intervals in 131 holes with greater than 0.020% eU3O8 values.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

14.2           Geological Interpretation

Uranium mineralization at Bootheel occurs as distinct mineralized layers within Jurassic and Tertiary sandstones, ranging from less than a metre to more than 5 m in thickness, which in places, in aggregate, such as close to or within the nose of a roll front, form thicker zones of mineralization.  These northwest trending sinuous subhorizontal layers exhibit varied intensity of oxidation.  Moderate hematitic alteration imparts a distinctive light grey colouration to the reduced side of the host sandstones, and orange to yellow colouration to the host rocks on the oxidized side of the roll front.  In general, the orientation of the mineralized layers is subhorizontal and conformable to the host lithology.  The general outlines of the mineralized zones within the Jurassic Sundance Formation and the Tertiary Wind River Formation are shown in Figures 14-1 and 14-2.

Crosshair outlined the mineralized layers based on lithology, and assay levels, with a threshold of approximately 0.015% eU3O8 for the Sundance Formation and approximately 0.020% eU3O8 for the Wind River Formation over and a minimum mineralized thickness of 4 ft.  Drill hole geological data were plotted on cross sections at intervals of 100 ft. and 200 ft. and oriented orthogonal to the average strike of the uranium layers.  Lithologic units and mineralized intersections were correlated along a continuous mineralized zone.  A general discussion on radioactivity and calculation of equivalent uranium grades is provided in Appendix 2.

14.2.1                      Compositing and Statistics

Crosshair compiled the 0.5 ft. radiometric assays (eU3O8 values) into composites for each drill hole and plotted on cross sections along with stratigraphic unit designations, percent oxidation, and the 0.5 ft. assays.  The composites outlined the mineralized layers based on lithology, and assay levels.  The distribution of the individual 0.5 ft. assays and the composites are shown in Figures 14-3 and 10-4, and a representative set of cross sections are shown in Figures 14-5 to 14-8.

14.2.2                      Cutting of High Values

Since there are very few high values in the assay database, Crosshair did not consider it necessary to cut any values.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-1 Jurassic Sundance Resource

Figure 14-1
The Bootheel Project LLC.
Bootheel Uranium Project
Albany County, Wyoming, U.S.A.
Jurassic Sundance Resource
Jurassic Sundance Resource Zones
1 36 Zone A (Inferred)
2 36 Zone B (Inferred)
3 36 Zone C (Inferred)
4 36 Zone D (Inferred)
5 36 Zone E (Inferred)
6 36 Zone F (Inferred)
7 01 Tabular (Inferred)
8 01 Upper Limb (Inferred)
9 01 Front Nose (Inferred)
10 01 Lower Limb (Inferred)
11 06 Upper Limb (Indicated)
12 06 Lower Limb (Indicated)
13 06 Roll Front Nose (Indicated)
14 07 East Upper Limb (Inferred)
15 07 Lower Limb (Inferred)
16 07 Upper Limb (Inferred)
17 07 Middle Zone (Inferred)
18 07 Roll Front Nose (Inferred)
Source: Crosshair, 2011
Legend:
Bootheel Property Boundary
Pre-Tertiary Fault
Base of Cretaceous Muddy Sandstone at Tertiary Unconformity
Top of Cretaceous Dakota Sandstone at Tertiary Unconformity
Top of Jurassic Canyon Springs B & D at Tertiary Unconformity
Base of Jurassic Canyon Springs B & D at Tertiary Unconformity
Feet
0
1500
0
500
1000
Meters
UTM NAD 27 Zone 13
N
435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
4,656,000 mN
Twentymile
Draw
Springs
A
A'
B
B'
C
C'
D
D'
E
E'

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-2 Tertiary Wind River Resource

Figure 14-2
The Bootheel Project LLC.
Bootheel Uranium Project
Albany County, Wyoming, U.S.A.
Tertiary Wind River Resource
435,000 mE
436,000 mE
437,000 mE
438,000 mE
439,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
Twentymile
Draw
Twentymile Reservoir
FORT FETTERMAN
Springs
N
Legend:
Drill Hole
Tertiary Hosted Mineralization (Grade >= 0.020% eU3O8)
Bootheel Property Boundary
Pre-Tertiary Fault
Base of Cretaceous Muddy Sandstone at Tertiary Unconformity
Top of Cretaceous Dakota Sandstone at Tertiary Unconformity
Top of Jurassic Canyon Springs B & D at Tertiary Unconformity
Base of Jurassic Canyon Springs B & D at Tertiary Unconformity
Source: Crosshair, 2011
Feet
0
1500
0
500
1000
Meters
UTM NAD 27 Zone 13

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-3 Frequency and Log Probability Plots of eU3O8 in 0.5 ft. Assays

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-4 Frequency and Log Probability Plots of eU3O8 in Composited Intervals

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-5 Bootheel Uranium Property, Cross Section A-A’

A
A'
7200 Elev
7000 Elev
6800 Elev
6600 Elev
7200 Elev
7000 Elev
6800 Elev
6600 Elev
36-BH1066
36-BH3047
36-BH1071
36-BH3000
36-BH3002
36-BH1070
36-BH3013
36-115
36-BH3014
25'-0.04%
37.5'-0.04%
9'-0.02%
14'-0.04%
12'-0.02%
20'-0.05%
14.5'-0.04%
61'-0.03%
24.5'-0.02%
18.5'-0.02%
Formation Legend:
Tertiary Wind River Formation - Silt & Shale
Tertiary Wind River Formation - Sand & Gravel
Jurassic Morrison Shale
Jurassic Sundance Formation, Undivided
Jurassic Sundance Formation Canyon Spring A
Jurassic Sundance Formation Canyon Spring B & D
Triassic Chugwater Formation
Mineralization (feet-eU3O8%)
36 Zone A
0
50
100
150
200
Feet
Source: Crosshair, 2011

*Figure 14-5*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Cross Section A-A'**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-6 Bootheel Uranium Property, Cross Section B-B’

7200 Elev
B
B'
36-BH3059
36-BH3060
36-BH3054
36-BH3083
38-110
7100 Elev
7000 Elev
6900 Elev
6800 Elev
6700 Elev
6600 Elev
6500 Elev
3'-0.03%
4.5'-0.05%
10.5'-0.04%
0 50 100 150 200
Feet
Formation Legend:
Tertiary Wind River Formation - Silt & Shale
Tertiary Wind River Formation - Sand & Gravel
Jurassic Morrison Shale
Jurassic Sundance Formation, Undivided
Jurassic Sundance Formation Canyon Spring A
Jurassic Sundance Formation Canyon Spring B & D
Triassic Chugwater Formation
Source: Crosshair, 2011
Mineralization (feet-eU3O8%)
36 Zone D
36 Zone E
Figure 14-6
The Bootheel Project LLC.
Bootheel Uranium Project
Albany County, Wyoming, U.S.A.
Cross Section B-B'

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-7 Bootheel Uranium Property, Cross Section C-C’

C
C'
7200 Elev
7000 Elev
6800 Elev
6600 Elev
36-039
36-046
36-112
36-049
36-050
36-037
36-BH3058
36-BH3057
36-BH1036
36-BH3055
36-BH3054
36-BH3082
36-BH3081
36-BH1080
19'-0.03%
9'-0.02%
8'-0.02%
10.5'-0.04%
9.5'-0.04%
3.2'-0.04
0
100
200
300
400
Feet
Formation Legend:
Tertiary Wind River Formation - Silt & Shale
Tertiary Wind River Formation - Sand & Gravel
Jurassic Morrison Shale
Jurassic Sundance Formation, Undivided
Jurassic Sundance Formation Canyon Spring A
Jurassic Sundance Formation Canyon Spring B & D
Triassic Chugwater Formation
Mineralization (feet-eU3O8%)
36 Zone D
36 Zone F
36 Zone E
Figure 14-7
The Bootheel Project LLC.
Bootheel Uranium Project
Albany County, Wyoming, U.S.A.
Cross Section C-C'
Source: Crosshair, 2011

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 14-8 Bootheel Uranium Property, Cross Section D-D’

D
D'
06-345
06-346
06-244
06-237
06-243
06-347
06-348
06-430
06-349
7100 Elev
7000 Elev
6900 Elev
6800 Elev
6700 Elev
2'-0.11%
18'-0.03%
45.5'-0.08%
9.5'-0.02%
14.5'-0.04%
11.5'-0.02%
13.5'-0.03%
7.5'-0.02%
0
50
100
150
200
Feet
Formation Legend:
Tertiary Wind River Formation - Silt & Shale
Tertiary Wind River Formation - Sand & Gravel
Jurassic Morrison Shale
Jurassic Sundance Formation, Undivided
Jurassic Sundance Formation Canyon Spring A
Jurassic Sundance Formation Canyon Spring B & D
Triassic Chugwater Formation
Mineralization
(feet-eU3O8%)
Wind River
06 Roll Front Nose
06 Upper Limb
06 Lower Limb

***Figure 14-8***

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**Cross Section D-D'**

Source: Crosshair, 2011

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

14.3           Cut-off Grade

Crosshair has considered separate cut-off grades for the Sundance Formation and Wind River Formation.  For both cases, however, the cut-off grade is based on an estimated production cost of US$20 per pound of U3O8 and a long term uranium price of US$70 per pound of U3O8.

For the Sundance Formation, a cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 ft. and a minimum grade x thickness (GT) value of 0.15 ft-% was used to estimate the tonnes and average grade of the deposit.

For the Wind River Formation, a cut-off grade of 0.020% eU3O8 over a minimum thickness of 4 ft. and a minimum grade x thickness (GT) value of 0.15 ft-% was used to estimate the tonnes and average grade of the deposit.  This higher cut-off grade was used to allow for the possibility of lower recoveries and additional cost of increased drill hole density required for potential development of ISR well fields.

14.4           Density Measurements

Crosshair has not carried out density measurements on material recovered during the 2008 or 2011 drilling.  Instead, it has used an average tonnage factor of 16 ft3/ton for mineralized layers of the Sundance Formation and a tonnage factor of 15 ft3/ton for mineralized layers of the Wind River Formation.  Agnerian understands that this is based on historical data.

14.5           Methodology of Resource Estimation

Crosshair used two methods to estimate the Mineral Resources of the Bootheel deposit; the Contour Method for the Sundance Formation and the polygonal method for the Wind River Formation.

14.5.1                      Sundance Formation

Crosshair estimated the Mineral Resources within the Sundance Formation deposit using the Contour Method, which is well suited for estimating tonnage and average grade of mineralized bodies with planar geometry, where two dimensions of the mineralized body are much greater than the third dimension (Agnerian and Roscoe, 2001).  For each of the mineralized zones and subzones, drill hole intercept composite values of grade, thickness, and GT were plotted on plans and contoured.  For GT values geometric (logarithmic) contour intervals were used, because of the positively skewed statistical distribution of these values.  The thickness values were contoured in a linear progression.  Contouring was done with computer software, but subsequently modified by hand to correspond better with the geological interpretation, trends, and the geometry of the roll front noses and limbs.  To obtain the volume of the mineralized zone, areas between each contour were multiplied by the average T value for each contour interval and summed.  Tonnage was estimated by applying the tonnage factor of 16 ft3/ton to the total volume.  Average grade was estimated by dividing the total tonnage x grade (ΣG x tons) by the tonnage.

Crosshair notes that in most drill holes, there was only one composite for each of the mineralized zones.  In rare cases where there was more than one composite, they were added together for contouring purposes.

Crosshair established the 0.015% eU3O8 grade contour as an outer boundary for mineralization to be considered as resource.  Crosshair then contoured the GT and T values within this boundary, and prepared separate contour plans for roll front noses and limbs in zones 1, 6, and 7, and for separate subzones for zone 36.  Only the GT and T areas within the 0.015% eU3O8 grade boundary were used to estimate tonnage and average grade.  Isolated areas over 0.015% eU3O8 defined by a single hole were removed (Figures 32-1 to 32-35, Appendix 2).

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

14.5.2                      Wind River Formation

Crosshair estimated the Mineral Resources within the Wind River Formation using the polygonal block method.  Drill holes with composites higher than the cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 ft. and minimum GT value of 0.15 ft.-% eU3O8 were designated on horizontal plans.  Polygons were drawn around these drill holes with a maximum extent of 200 ft. from a drill hole.  The distribution of the drill holes shows that, in general, these polygons are clustered and outline several mineralized areas (Figure 32-36, Appendix 2).

Areas of the polygons were measured using AutoCAD software and multiplied by the composite thickness to obtain the volume for each polygon.  Tonnage was estimated by applying the tonnage factor of 15 ft3/ton to the total volume.  Average grade was estimated by dividing the total tonnage x grade (ΣG x tons) by the tonnage.

14.6           Agnerian Audit of Mineral Resources

For this resource audit Agnerian has carried out a review of:

•	A number of drill hole intersection calculations.
•	The geological interpretation and correlation of mineralized zones.
•	The methodology used by Crosshair to calculate composites.
•	The system of contouring grade, thickness and GT values.
•	Estimation of tonnage, average grade and contained U3O8 from contour maps.
•	Classification of Mineral Resources.

As a check on the mineral resources estimated by Crosshair, Agnerian carried out an estimate of the resources of the central part of the Bootheel property by the Contour Method.  The area selected for this resource audit is represented by the outlines of four resource areas, namely Block 36 Zones A, B, C, and D of the Sundance Formation.  The resources of the Central Area total approximately 905,000 tons at an average grade of 0.029% eU3O8, and constitute approximately 15% of the total Bootheel resources reported by Crosshair in 2011.

Agnerian inspected some of the drill hole files and found them to be in keeping with industry standards.  With few exceptions, the data are free of any entry errors.  Agnerian interprets that the mineralized intersections of the selected area for this audit define a continuous zones of mineralization.

Agnerian used the same drill hole intersection averages for the four mineralized areas on horizontal plans, as plotted by Crosshair, depicting vertical thickness (T) and GT values for each midpoint of the mineralized intersection of the drill hole.  Agnerian used the same intersection averages of the assays using the 0.015 ft.-% eU3O8 GT cut-off grade for the Sundance Formation.  The T and GT values were contoured on the horizontal plan.

Since the values for equivalent uranium and thickness of mineralization approximate a log-normal distribution, the GT-eU3O8 contour intervals were assigned a geometric progression.  The T values, on the other hand, approximate a double normal distribution, and the T contours were assigned a linear progression.  The GT and T contours were digitized, and the areas between each contour were measured using AutoCAD software.  To obtain the volume of the mineralized zone, areas between each contour were multiplied by the average T value for each contour interval and summed.  .  Tonnage was estimated by applying the tonnage factor of 16 ft3/ton to the total volume.  Average grade was estimated by dividing the total tonnage x grade (ΣG x tons) by the tonnage, i.e., the same factor used by Crosshair.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

At a 0.015 ft.-% eU3O8 GT cut-off and a minimum 4 ft. vertical thickness of mineralization, Agnerian estimates that Block 36 Zones A, B, C, and D of the Sundance Formation of the Bootheel property contains approximately 780,000 tons of Mineral Resources at an average grade of 0.031% eU3O8, containing approximately 481,000 lbs U3O8.  The Agnerian check of the selected area indicates a difference of 14% for the tons, 6.87% for the average grade and 8.2% for the contained uranium in the blocks as outlined by Crosshair.  The differences are mainly due to the methodology of contouring.  Crosshair has contoured the GT and T values digitally, whereas, Agnerian has contoured by hand and then digitized using AutoCAD software.  Notwithstanding these differences, Agnerian is of the opinion that the contained uranium contents estimated by the two methods are similar.

Agnerian is also of the opinion that the Mineral Resources estimated by Crosshair are in accordance with CIM Standards.

14.7           Classification of Mineral Resources

Crosshair has classified the Mineral Resources of the Bootheel uranium deposit as described below and shown in Table 14-2.  The bulk of the resources are contained within the Sundance Formation.

14.7.1                      Indicated Mineral Resources

Indicated Mineral Resources include all mineralized areas within the Sundance Formation that are defined by drill holes 50 m. apart or less, along drill sections spaced 50 m to 100 m.  Indicated Mineral Resources total approximately 2.1 million tons at an average grade of 0.036% U3O8, containing approximately 1.5 million lbs U3O8.

14.7.2                      Inferred Mineral Resources

Inferred Mineral Resources include all mineralized areas that are defined by drill holes spaced 100 m or farther apart or isolated areas.  Crosshair estimates the Inferred Mineral Resources of approximately 4 million tons at an average grade of 0.039% U3O8.  These include Inferred Mineral Resources of the Sundance Formation to be in the order of 3.04 million tons at an average grade of 0.032% U3O8, containing approximately 1.94 million lbs U3O8, and Inferred Mineral Resources of the Wind River Formation of approximately 955,000 tons at an average grade of 0.062% U3O8, containing approximately 1.18 million lbs U3O8.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Table 14-2 Mineral Resources of the Bootheel Property as of December 15, 2011
Bootheel Project LLC. – Bootheel Uranium Property, Wyoming

Resource Category	Zone and Subzone	Short Tons	Grade (%eU3O8)	Contained Pounds U3O8
Sundance Formation
Indicated	06 Nose	631,000	0.043	543,000
Indicated	06 Upper Limb	72,000	0.037	53,000
Indicated	06 Lower Limb	739,000	0.035	517,000
Indicated	Zone 36 A	414,000	0.027	224,000
Indicated	Zone 36 D	212,000	0.034	145,000
Total Sundance Indicated		2,068,000	0.036	1,482,000
Inferred	01 Tabular	945,000	0.031	585,000
Inferred	01 Nose	341,000	0.033	225,000
Inferred	01 Lower Limb	150,000	0.029	87,000
Inferred	01 Upper Limb	76,000	0.030	46,000
Subtotal 01 Inferred		1,512,000	0.031	943,000
Inferred	07 Nose	146,000	0.030	87,000
Inferred	07 Lower Limb	178,000	0.048	171,000
Inferred	07 Upper Limb	50,000	0.032	32,000
Inferred	07 Middle Limb	27,000	0.034	18,000
Inferred	07 East	97,000	0.030	58,000
Subtotal 07 Inferred		498,000	0.037	366,000
Inferred	Zone 36 B	107,000	0.026	56,000
Inferred	Zone 36 C	172,000	0.029	100,000
Inferred	Zone 36 E	439,000	0.031	272,000
Inferred	Zone 36 F	311,000	0.033	205,000
Subtotal Zone 36		1,029,000	0.031	633,000
Total Sundance Inferred		3,039,000	0.032	1,942,000
Wind River Formation
Inferred	Wind River	955,000	0.062	1,184,000

Total Indicated Mineral Resources		2,068,000	0.036	1,482,000
Total Inferred Mineral Resources		3,994,000	0.039	3,126,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources of the Sundance Formation are estimated at cut-off grade of 0.015% eU3O8 over a minimum thickness of 4 ft., and a minimum grade x thickness (GT) product of 0.15 ft.%.
3.	Mineral Resources of the Wind River Formation are estimated at cut-off grade of 0.02% eU3O8 over a minimum thickness of 4 ft., and a minimum grade x thickness (GT) product of 0.15 ft.%.
4.	Mineral Resources are estimated using an average long-term uranium price of US$70 per pound U3O8.
5.	A tonnage factor of 16 ft3/ton was used for the Sundance Formation, and 15 ft3/ton was used for the Wind River Formation.
6.	High grades have not been cut for the Mineral Resource estimate.
7.	Tonnage, average grades and contained uranium numbers are rounded.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

15           MINERAL RESERVE ESTIMATE

There are no Mineral Reserves on the Bootheel Property at this time.

16           MINING METHODS

This Item is not applicable to this report.

17           RECOVERY METHODS

This Item is not applicable to this report.

18           PROJECT INFRASTRUCTURE

This Item is not applicable to this report.

19           MARKET STUDIES AND CONTRACTS

This Item is not applicable to this report.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

20           ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

Discussion in this Item is taken from Crosshair, 2009.

20.1           Health and Safety

Agnerian understands that all staff and contractors wore dosimeters at all times while on the project.  There was no significant exposure to radioactivity detected by the dosimeters.

20.2           Environmental Considerations

In 2008, BP LLC contracted AATA International Inc., which initiated a surface and groundwater sampling program.  Two small reservoirs and two wells were sampled in June, 2008 and July 2011 (Figure 20-1).  Water quality at each site has remained relatively stable over the duration of the program with minor seasonal variation due to changes in evaporation rate, precipitation, and temperature.  Surface water samples show the highest degree of variation (Crosshair, 2011).  The following is information obtained from Crosshair.

“Storm water samplers were installed during the winter of 2011 in ephemeral stream courses receiving surge run-off water entering and leaving the BP LLC property.  Samples taken in May of 2011 were of insufficient quantity to analyze for radionuclides.  A sample taken in July of 2011 was found to have radionuclide concentrations below the maximum contaminant level ((MCL) 15.0 µCi/L)).

Both sampled wells are 120 ft deep, drawing from the Wind River Formation, host to the upper most unconfined aquifer in the area.  Well SSW is used as a stock well.  Well CW1 is normally used as a stock well except when the drilling camp is occupied.  The reservoirs are used for watering livestock.  The reservoirs are fed by snow melt, surface runnoff, and seasonal groundwater discharge.

The 2008 and 2011 ground water results were very similar and exhibited similar trends (e.g., CW1, generally, had lower ionic concentrations than SSW in both 2008 and 2011).  Furthermore, observed exceedance of water quality standards were consistent for both samples between the two sampling events with the exception of the Gross Alpha Standard (15 pCi/L), which was exceeded in the 2011 sample (17.4 pCi/L) but not in the 2008 sample (14.9 pCi/L).

Surface water results were less consistent than ground water results between the two sampling events; however, in general the same trends were exhibited between the two samples (e.g. SP32, generally, had higher ionic concentrations than SP1 in both 2008 and 2011). All water quality standard exceedances were consistent in 2008 and 2011 in the SP1 samples. Differences in water quality standard exceedances between the two sampling events were observed in pH, turbidity, aluminum, iron, and gross alpha in samples from SP32. The pH measured during the 2011 sampling in SP32 (10.62-10.7) was substantially higher than that measured in 2008 (8.25-8.29), and outside of the 6.5-8.5 range prescribed for livestock use. Turbidity was approximately 30 times lower in the 2011 sampling (2-2.8 mg/L) than in the 2008 sample (68.1-76.5 mg/L). Dissolved aluminum and iron concentrations were both approximately 10 times lower in the 2011 sampling (both below the detection limits) than in the 2008 sample (0.9 and 0.94 mg/L, respectively); the 2008 sample exceeded WDEQ water quality standards. The concentration of gross alpha in SP32 observed in 2011 (12.8 pCi/L) was close to, but did not exceed the water quality standard of 15 pCi/L and was less than half of that observed in 2008 (30.8 pCi/L).

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Monitoring wells were installed in Section 36 and Section 7 in November of 2011.  Water quality samples were taken from the basal Canyon Springs aquifer and analysed as required for surface discharge of two aquifer tests.  Both wells exceeded the EPA MCL for drinking water.  Gross alpha (TW-36-01 – 193 pCi/L and TW-07-01 – 92.5 pCi/L), gross beta (TW-36-01 – 57.2 pCi/L and TW-07-01 – 29.9 pCi/L), total radium (TW-36-01 – 35.5 pCi/L), and uranium (TW-36-01 – 75.9 µg/L and TW-07-01 – 43.4 µg/L), exceed the MCL for radionuclides (Croshair, 2011).

There were no excessive delays in obtaining the drilling permits from the WDEQ and the BLM.  No archaeological surveys were required although a Level III will be required for the mine permitting process.  There is no direct evidence of any Threatened or Endangered Species on the property. The BP LLC raptor and sage grouse surveys have not identified the potential for project interruptions from nesting raptors.  The regulatory environment surrounding sage grouse remain a project concern though the no work interruptions have been experienced to date.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 20-1 Water Sample Locations

Stormwater Sample
Stockpond Sample
Well Sample
R75W
R74W
N
T 25 N
T 24 N
SWW
CW1
SW32
SW01
SW03
SW02
SP1
SW04
Property Boundary
Fetterman Road
Twentymile
Draw
Springs
Horn
0
0.5
1
miles
Source: Crosshair, 2011

*Figure 20-1*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Water Sample Locations**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

By executive order of the Governor of Wyoming, an analysis of the impact of all development activities on sage grouse habitat must be performed in core habitat areas.  The latest boundaries for sage grouse core areas released by the State in 2011 include the BH LLC.  All project activities must be reviewed by the Wyoming Game and Fish Department (WG&FD) for compliance with the Governor’s Executive Order (EO 2011-5).  In 2011 a Density and Disturbance Calculation Tool (DDCT) prepared by the BH LLC was reviewed by WG&FD and the project activities planned for the 2011 field season were found to be in compliance.  The DDCT must be updated annually and submitted for review prior to any new field activities.  Drilling, aquifer testing, and other mechanized activities are currently prohibited from March 15 until July 1 by the State.  The BLM has extended the dates to July 15.

The DDCT identifies existing and historic human disturbance in an area of project impact that greatly exceeds the actual project boundaries.  The impact area of the BH LLC is approximately 100 sq. mi.  New development that causes historic plus proposed disturbance to exceed 5% of this area is prohibited.  The DDCT identified approximately 2.6% of the project area of impact was disturbed.  The remaining unused disturbance permitted is at least 2.4 sq. mi., more than enough to accommodate projected mine infrastructure.

Sage grouse breeding grounds (leks) consist of areas of open prairie approximately an acre in size.  The most restrictive regulations of human disturbance currently apply to a zone 0.6 miles in diameter around leks.  Three leks have been identified in proximity to known mineralization and potentially impact approximately 50% of the estimated resource area (Figure 20-2).  The BP LLC has been monitoring breeding activity on these sites each spring since 2009.  Breeding sage grouse have only been observed on one of the leks.  One of the unoccupied leks was identified in 2000 by WG&F and monitored by the state for two years.  No sage grouse were found on the lek between 2000 and 2001.  The BP LLC has not observed sage grouse on this lek in annual surveys from 2009 to 2011.  A lek may be considered abandoned if no breeding birds are observed on it for ten years.  The BP LLC will petition the state to declare this lek abandoned.  A second lek approximately 500 yards from the active lek was identified by the State.  The BP LLC believes this lek is mislocated in the State’s database and the occupied lek is the actual site of the lek.  The BP LLC will petition the state to merge this lek with the occurpied lek.  If these two petitions are successful, the area of mineralization within 0.6 mi. of a lek will be reduced to 12%

Regulations promulgated by the state Sage-Grouse Implementation Team (SGIT) are a work in progress.  In that approximately 40% of the surface area of the State of Wyoming lies within a sage grouse core area, exemptions from the full impact of the current regulations are possible on a case by case basis (http://www.bwenergylaw.com/News/documents/AttachmentB_000.pdf).  The BP LLC is working closely with the State to explore the potential for habitat enhancement and restoration projects to offset any long term disturbance to the local sage grouse population and a local relaxation of the prohibition of disturbance during the breeding season.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 20-2 Property Leks Locations

*Figure 20-2*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Property Leks Locations**
435,000 mE
436,000 mE
437,000 mE
438,000 mE
4,662,000 mN
4,661,000 mN
4,660,000 mN
4,659,000 mN
4,658,000 mN
4,657,000 mN
Abandoned
Active
Mislocated
N
Source: Crosshair, 2011
Legend:
Lek (Sage Grouse Breeding Site)
Mineralization
Buffer Zone of Active Lek
Buffer Zones of Abandoned and Mislocated Leks
Feet
0
1500
0
500
1000
Meters
UTM NAD 27 Zone 13

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

20.3           Hydrogeology

Both the Canyon Springs and Tertiary aquifers are reported to have relative high permeability.  A water supply well completed in the Tertiary aquifer is reported to yield in excess of 20 gpm to 30 gpm.

Uranium mineralization in the Jurassic and Cretaceous horizons is hosted within permeable sandstones which are hydrologically confined between thick impermeable shale units.  Mineralization in Wind River Formation is hosted by conglomerates, sandstones and siltstones.  Although mineralization is generally confined below shale or siltstone layers all interpretations are based on the lithological chip logs as only one partial core log is available from the historic work.  Additional core drilling is required to confirm the amenability of the Wind River mineralization to ISR method of recovering uranium (Crosshair, 2009).

The static water level occurs in the highly transmissive sands and gravels of the Tertiary Wind River Formation.  Static water levels as measured by AATA are: 1) SW ¼, section 36, water level at 80 ft. below surface and 2) SW ¼, section 31, water level at 20 ft. below surface.  Based on the resistivity logs for 52 holes, the depth to the water table varies between 17 and 59 ft. averaging 35 ft.  Except for a very few cases the mineralization is greater than 50 ft. below the water table (Crosshair, 2009).

The various pre-Tertiary sandstone units are believed to contain significant groundwater; however, no pump tests have been conducted on the property.

Historic hydrogeological test work performed on the project consisted of permeability measurements on core samples.  Seven tests performed in 1979 by Hazen show an average permeability of 2,200 millidarcys for the Canyon Springs B and D.  During 2008, permeability tests were conducted on 21 core samples from a wide range of lithologies, including some confining shale units.  Results are summarized in Table 20-1.

Fourteen plug analyses on the Canyon Springs sandstone host rock carried out at Core Labs Inc. and Advanced Testing in Denver, Colorado, returned an average porosity of 30.4% and permeability of 913 millidarcys (md) (Table 20-1).  This compares with an average of 2,293 millidarcys from seven historical samples taken from one drill hole.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Table 20-1 Permeability Results, 2008 Core Samples
Bootheel Project LLC. – Bootheel Uranium Property, Wyoming

Hole	Depth (ft.)	Fm.	Stress (psig)	Porosity %	Permeability (md)	Grain Density (g/cm³
36-BH3001	418.50	Jcsbd ss	500	36.14	338	2.621
36-BH3001	422.50	Jcsbd ss	500	35.37	446	2.631
01-BH3003	424.00	Jcsbd ss	100	27.50	0.00098	NA
06-BH3007	250.50	Jcsbd ss	500	33.07	1470	2.618
06-BH3007	260.50	Jcsbd ss	500	32.93	1520	2.641
06-BH3008	259.70	Jcsbd ss	500	32.30	2320	2.626
06-BH3008	282.30	Jcsbd ss/sltst	500	29.24	1250	2.638
06-BH3009	196.00	Jsu sh	Ambient	2.21	0.088	2.476
06-BH3009	211.70	Jsu sltst/ss	Ambient	2.05	0.008	2.424
06-BH3009	215.60	Jsu ss	500	14.33	1.08	2.631
06-BH3009	220.00	Jsu sltst/ss	Ambient	3.75	0.023	2.444
06-BH3009	234.50	Jcsa ss	500	16.13	3.10	2.639
06-BH3009	265.50	Jcsbd ss	500	27.78	1020	2.623
06-BH3009	290.00	Jcsbd ss	100	25.63	890	NA
06-BH3009	323.00	Jcsbd ss	500	31.16	1540	2.640
06-BH3009	334.00	Jcsbd ss	500	29.11	1210	2.635
06-BH3009	359.00	Jcsbd ss	500	14.44	.817	2.663
06-BH3009	363.00	Trcw sltst/sh	Ambient	1.24	0.013	2.506
06-BH3009	364.70	Trcw sltst/sh	500	1.37	0.013	2.594
36-BH3001	418.50	Jcsbd ss	500	36.14	338	2.621
36-BH3001	422.50	Jcsbd ss	500	35.37	446	2.631

Notes:
1.	Jcsu: Upper Canyon Springs (undivided.
2.	Jcsa: Canyon Springs A bed sandstone.
3.	Trcw: Triassic Chugwater siltstone.
4.	Jcsbd	Jurassic Canyon Springs sandstone, B& D beds (Sundance Fm).

The Canyon Springs B and D sandstone hosts the vast majority of potentially economic mineralization on the project and is hydrologically confined above and below by impermeable strata.  Drilling has penetrated at least 75 ft. of shale-type rocks in the Chugwater Formation directly underlying the uranium resource.  Lab tests on core samples show very low permeability for Chugwater samples (0.01 md).  The aquitard above the Canyon Springs B and D resources has a more gradational contact, with 50 to 70 ft. of silty sandstone (Canyon Springs A bed and undivided Sundance Formation) directly overlying the resource.  These silty sandstones are overlain by several hundred ft. of shale, which show very low permeability in lab results (0.086 md).  The B and D sandstone samples show mostly high permeability, ranging from 338 millidarcys to 2,320 millidarcys.  One strongly cross-bedded sandstone sample (01-BH3003, 424) showed very low permeability across bedding, however, since uranium mineralization followed permeability along bedding, this is not considered a negative indication for ISR production (Crosshair, 2009).

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Although the Canyon Springs B and D is a relatively homogenous unit, both visually and in the e-logs, subtle variations in lithology, permeability and cementation have been observed.  Future aquifer testing within the B and D should be designed to test horizontal permeability in both the north-easterly and north-westerly directions.

BP LLC conducted aquifer tests in section 36 and section 7 in November of 2011.  Final analysis of the tests were planned to be complete in January 2012.  Aquifer characteristics in Section 36 were tested by one pumping well and four observation wells.  The 5 ½” pumping well was screened at the base of the Canyon springs from 509 ft. to 549 ft.  One of the observation wells was located adjacent to the pumping well and screened in the base of the Wind River Formation.  The other three observation wells were screened in the Canyon Springs.  The test ran for five days and at equilibrium, the pumping well discharged at approximately 10 gpm.  No drawdown was observed in the Wind River observation well confirming that the unconfined Wind River Aquifer is not hydraulically connected to the underlying Sundance aquifer at this point.

Aquifer characteristics in Section 7 were tested by one pumping well and six observation wells.  The 5 ½” pumping well was screened at the base of the Canyon springs from 360 ft. to 400 ft.  One of the observation wells was located adjacent to the pumping well and screened in the base of the Wind River Formation.  Four observation wells were screened in the Canyon Springs.  One observation well was screened in the Wind River over the subcrop of the Canyon Springs.  The test ran for five days and at equilibrium, the pumping well discharged at approximately 75 gpm.  No drawdown was observed in the Wind River observation wells confirming that the unconfined Wind River Aquifer is not hydraulically connected to the underlying Sundance aquifer at this point.
The Wind River observation well in Section 7 was drawn down several feet but did not recover during the test.  Analyses of these data are in progress.

20.4           Permitting

Mine permitting will require submissions to both the Wyoming Department of Environmental Quality (WDEQ) and the Nuclear Regulatory Commission (NRC).  A 12 month base line study will be required for such items as meteorology and air quality, surface and ground water sampling.  Time sensitive items include sage grouse mating season and raptor nests.  Total permitting costs are estimated at one million dollars and it would take three to four years to obtain mining permits.

In 2011, a meteorological station was established and water sampling commenced on a quarterly basis.  Bird surveys have been conducted on a yearly basis since 2009.  A Class 1 archeological literature review of the property was completed in 2011.  The only historic site eligible for listing on the National Register is the Fetterman Road.  The two segments identified to date are considered noncontributing to the sites overall eligibility.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

21           CAPITAL AND OPERATING COSTS

This Item is not applicable to this report.

22           ECONOMIC ANALYSIS

This Item is not applicable to this report.

23           ADJACENT PROPERTIES

The Buck Point Property is situated approximately 6 miles west-northwest of the Bootheel Property, and is part of the Area of Interest of the original Bootheel Option Agreement (Figure 23-1).  Currently, there is no exploration work being done on this property.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Figure 23-1 Adjacent Properties

Figure 23-1
The Bootheel Project LLC.
Bootheel
Uranium Project
Albany County, Wyoming, U.S.A.
Adjacent Properties
SHIRLEY BASIN
$U_3O_8$
MINING DISTRICT
T28N
T27N
R78W
R77W
N
BASIN
Area of Mutual Interest
BUCK POINT
R77W
R76W
T25N
T24N
BOOTHEEL
Carbon County
Albany County
0
2
4
miles
Basemap: Laramie Peak DRG, 1:100000,
NAD 27, UTM zone 13
Source: Crosshair, 2011

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

24           OTHER RELEVANT DATA AND INFORMATION

This Item is not applicable to this report.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

25           INTERPRETATION AND CONCLUSIONS

25.1           Interpretation

The Bootheel Uranium Project is at an intermediate stage of exploration.  A number of areas of anomalous concentrations of uranium occur in Jurassic, Cretaceous, and Tertiary sandstones within the property.

Results of drilling completed to date suggest that mineralized zones within the Jurassic Sundance Formation and the Tertiary Wind River Formation may be amenable to ISR method of recovering uranium.

25.2           Conclusions

Based on the review of technical reports on past exploration, publications on regional geology and the type of uranium mineralization, and recent drill results, Agnerian concludes that:

•	The uranium mineralization at the Bootheel Property is a sandstone-hosted, roll front-type deposit.
•
At a GT cut-off of 0.15 ft.-% equivalent uranium (eU3O8), the Mineral Resources of the Bootheel deposit total approximately 2.07 million tons of Indicated Mineral Resources at an average grade of 0.036% eU3O8, containing 1.48 million lbs. of U3O8, and approximately 4 million tons of Inferred Mineral Resources an average grade of 0.039% eU3O8, containing 3.13 million lbs. of U3O8.

•	Uranium mineralization occurs in at least four horizons in the Jurassic rocks, and one horizon in the Tertiary rocks, all of which have been outlined by drilling with reported Mineral Resources.
•
Areas of uranium mineralization intersected in reverse circulation (RC) drill holes range from 0.015% eU3O8 to 0.15% eU3O8, over thickness ranging from 1.5 m to 15 m.  These mineralized areas are associated with subhorizontal sandstones of the Lower Jurassic Sundance Formation, Lower Cretaceous Lakota Formation, and the Lower Tertiary Wind River Formation.

•	The methodology of sampling and assaying during the recent drilling program is consistent with industry standards.
•	The methodologies of lithologic and radiometric logging procedures, and sampling and assaying during past drilling campaigns were in keeping with industry standards.
•
The Bootheel Project area is underlain by Early Jurassic to Lower Tertiary sedimentary rocks of the Shirley River Basin of Wyoming.  The Early Jurassic rocks comprise sandstone, shale and conglomerate of the Sundance Formation, and the arkosic sandstone, conglomerate and siltstones of the Lower Tertiary Wind River Formation commonly are unconformably overlain over the Sundance Formation.  Occasional units of the Lower Cretaceous Dakota Sandstone are also present between the Jurassic Sundance and Tertiary Wind River Formations.

•	A number of northeast trending normal faults cut the rocks and mineralized units in the area.
•	The source of uranium in the mineralized layers is interpreted to be the Precambrian rocks (including granitic rocks) of the Laramie Range, situated east of the Shirley Basin.
•
Of the 2,165 rotary drill holes completed on the property from the mid-1960s to 2011, 477 holes encountered significant uranium mineralization of more than 0.02% eU3O8 over intervals ranging from 1 m to approximately 10 m.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

•
Past and recent exploration has established some favourable criteria suggesting the possibility of sizeable accumulations of uranium within the sandstones, at depths ranging from 100 ft. to more than 600 ft. below the surface.

•
The style of uranium mineralization on the Bootheel Property is similar to other roll front-type uranium deposits in the Shirley Basin, Wind River basin, and other sedimentary basins in Wyoming.  The uranium constituent within the mineralized units is assumed to be uraninite (UO2).  Detailed mineralogical studies, however, have not yet been carried out.

•	The methodology of downhole logging and surveying by BP LLC is in keeping with, and even surpasses, industry standards.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

26           RECCOMMENDATIONS

Agnerian recommends that BP LLC continue exploring for uranium on the Bootheel Property with a systematic exploration program similar to the ones carried out from 2007 to 2011.  This would consist of infill drilling to better outline uranium roll fronts, as well as explore for new roll fronts.  Agnerian also recommends that BP LLC carry out:
•	Diamond drilling to obtain samples from the various mineralized layers for metallurgical testwork, and to test for permeability and porosity.
•	Compilation of exploration data.
•	Update of the Mineral Resources of the Bootheel Property.
•	Preliminary Economic Assessment (Scoping Study) to evaluate the economic viability of extracting uranium by ISR methods.

Agnerian has prepared a preliminary budget for an exploration program in 2012, which is in the order of $1.6 million (Table 26-1).

Table 26-1 Phase One Recommended Exploration Program and Budget
Bootheel Project LLC.- Bootheel Uranium Property, Wyoming

Item	Amount ($)	Remark
Diamond Drilling: 1,000 m @ $150/m	150,000
RC Drilling: 5,000 m @ $50/m	250,000	Infill drilling of known targets
RC Drilling: 5,000 m @ $50/m	250,000	Testing new targets
Technical support:
Geology	60,000	Two geologists for three months
Geophysics (downhole logging)	50,000	One Technician for two months and instrument rental
Bonding: 11,000 m @ $18.75/m plus BLM	206,250
Travel	15,000
Project Management	15,000
Surface Reclamation and Payments	10,000
Hydrogeological Studies
Drilling: 1,000 m @ $100/m	100,000
Geology and supervision	50,000	Three months
Geophysics (downhole logging)	22,000	Half a month
Travel and field expenses	5,000
Consulting fees	100,000
Surface Reclamation and Payments	3,000
Compilation of exploration data	25,000	One geologist for three months
Update of Mineral Resources	25,000
Preliminary Economic Assessment: Including audit of Mineral Resources	100,000
Subtotal	1,436,250
Contingencies @ 10%	143,750
Total	1,580,000

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

27           REFERENCES

Agnerian, H. and Roscoe, W.E.R., 2002, The Contour Method of Estimating Mineral Resources: Can. Inst. Min. & Metallurgy Bulletin, v. 95 pp. 100-107, July 2002.

Crosshair Exploration & Mining Corp., 2011, Miscellaneous Technical Data,

Crosshair Exploration & Mining Corp., 2009, Technical Report on the Bootheel Project, Albany County, Wyoming, USA: Unpublished Report, May 2009.

De Voto, R.H., 1978, Uranium in Phanerozoic Sandstone and Volcanic Rocks, in Uranium Deposits, Their Mineralogy and Origin, M.M. Kimberly (ed): Short Course Handbook Volume 3 by Mineralogical Association of Canada, University of Toronto Press, October, 1978.

Guilbert, J.M. and Park Jr., C.F., 1986, Western States Uranium Deposits, in The Geology of Ore Deposits: W.H. Freeman and Company, New York, 1986.

Plouffe, R., Schmeling, B. and Reinders, P., 1983, Radiometric Downhole Logging and Evaluation of eU3O8: Uranerz Exploration and Mining Limited, Exploration Development Services Group, Project 71-51 Key Lake Special Report (Revised), Saskatoon, December 30, 1983.

Schmeling, B., 2007, Down Hole Logging and Radiometric Data Interpretation, A Technical Manual, March 2007.

Underhill, D. and Roscoe, W.E.R., 2009, Technical Report on the Bootheel Property, Wyoming: NI 43-101 Technical Report by Scott Wilson Roscoe Postle Associates Inc., September 8, 2009.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

28           DATE AND SIGNATURE PAGE

This report titled “Technical Report on Bootheel Uranium Project, Wyoming” and dated February 27, 2012, was prepared by and signed by the author:

Dated at Toronto, Ontario	Hrayr Agnerian, M.Sc.(Applied), P.Geo.
February 27, 2012	Consulting Geologist, President
Agnerian Consulting Ltd.

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

29           CERTIFICATE OF QUALIFIED PERSON

I, Hrayr Agnerian, M. Sci. (Applied), P. Geo., as the author of this report entitled “Technical Report on the Bootheel Uranium Project, Wyoming”, prepared for Crosshair Energy Corp. and The Bootheel Project LLP., and dated February 27, 2012, do hereby certify that:

1.	I am a Consulting Geologist and President of Agnerian Consulting Ltd. of 82 Mentor Boulevard, Toronto, ON, M2H 2N1.

2.
I am a graduate of the American University of Beirut, Lebanon in 1966 with a Bachelor of Science degree in Geology, of the International Centre for Aerial Surveys and Earth Sciences, Delft, the Netherlands, in 1967 with a diploma in Mineral Exploration, and of McGill University, Montréal, Québec, Canada, in 1972 with a Master of Science (Applied) degree in Geological Sciences.

3.
I am registered as a Professional Geoscientist in the Provinces of Ontario (Reg.# 0757), Saskatchewan (Reg.# 4305), Newfoundland and Labrador, and British Columbia (Lic. # 36864), and as a Professional Geologist in the Province of Québec (Reg.# 302).  I have worked as a geologist for a total of 42 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•
Review and report as a consultant on more than ninety mining and exploration projects around the world for due diligence and regulatory requirements.  A number of these projects include estimation of Mineral Resources of uranium projects in Canada, Guyana, Kazakhstan, Mongolia, Niger, Paraguay, Peru, and the United States.

•	Project/Exploration Geologist for several Canadian exploration companies.

4.
I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI43-101.

5.	I visited the Project site from September 14 to 15, 2011.

6.	I am responsible for the overall preparation of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read National Instrument 43-101F1, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

Dated 27th day of February, 2012

Hrayr Agnerian, M.Sc.(Applied), P.Geo.
Consulting Geologist and President
Agnerian Consulting Ltd.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

30           APPENDIX 1

Grade x Thickness (GT) and Vertical Thickness (T) Contour maps of Various Mineralized Layers Used for Audit of Mineral Resources

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-1 CANYON SPRINGS BODY 36, ZONE A GT CONTOUR MAP

N
S
E
W
436,000 mE
436,100 mE
436,200 mE
436,300 mE
436,400 mE
435,900 mE
4,660,800 mN
4,660,700 mN
4,660,600 mN
4,660,500 mN
4,660,400 mN
36
31
32
2
1
6
11
12
7
36-BH3022
0.01
36-121
0
36-BH3019
0
36-BH3049
0
36-BH4028
36-BH3028
0
36-117
0
36-BH3015
0.11
36-BH3016
0.25
36-BH3048
0.12
36-115
0.59
36-119
0.52
36-BH3013
1.99
36-BH3012
0
36-BH3017
0
0.188
36-BH1072
0
36-BH3046
0.04
36-BH4025
36-BH1067
0
36-BH1066
0
36-BH1065
0
36-BH1064
0
36-BH1063
0
36-BH1062
0
0.13
2.16
0.52
0.31
LEGEND
01-234 Drillhole ID
Drillhole
1.23 Drillhole GT
2011 Drillhole
Resource Outline (Grade>=0.015%)
GT CONTOURS
GT=1.2
GT=0.6
GT=0.3
GT=0.15
meters
Source: Crosshair, 2011

*Figure 30-1*

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**GT Contours**

**Body 36, Zone A**

**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-2 CANYON SPRINGS BODY 36, ZONE A THICKNESS CONTOUR MAP

N
S
W
E
436,000 mE
436,100 mE
436,200 mE
436,300 mE
436,400 mE
435,900 mE
4,660,800 mN
4,660,700 mN
4,660,600 mN
4,660,500 mN
4,660,400 mN
36-BH3022
0.5
36-121
0
36-BH3019
0
36-BH3049
0
31-BH3050
0
36-BH4028
36-BH3028
0
36-BH3014
14
36-BH3015
4.5
36-BH3016
9.5
36-BH3048
6
36-117
0
36-115
24.5
36-119
23.5
36-BH3013
61
36-BH3012
0
36-BH3017
0
36-BH4027
7
36-BH1071
51.5
46
36-BH1070
20
14.5
36-BH1072
0
36-BH3046
1
36-BH3047
7.5
36-BH4026
0
36-BH4025
36-BH1067
0
36-BH1066
0
36-BH1065
0
36-BH1064
0
36-BH1063
0
36-BH1062
0
meters
LEGEND
01-234 Drillhole ID
Drillhole
12.3 Thickness (ft)
2011 Drillhole
Resource Outline (Grade>=0.015%)
THICKNESS (FEET) CONTOURS
55'
45'
35'
25'
15'
5'
GT=0.15
Source: Crosshair, 2011

*Figure 30-2*

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**Thickness Contours**
**Body 36, Zone A**
**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-3 CANYON SPRINGS BODY 36, ZONE B GT CONTOUR MAP

36-BH3072
0
36-BH3073
0
36-BH4025
0.2235
36-BH4024
36-BH3074
0.036
36-BH1075
0.31
36-BH1069
0.82
36-BH1068
0
36-BH1067
0
36-BH3075
0.1
36-BH1042
0
36-BH1041
0
36-BH1040
0
36-BH1043
0
36-BH1046
0
LEGEND
01-234 Drillhole ID
Drillhole
1.23 Drillhole GT
2011 Drillhole
Resource Outline (Grade>=0.015%)
GT CONTOURS
GT=0.53
GT=0.35
GT=0.23
GT=0.15
N
S
E
W
0
25
50
meters
Source: Crosshair, 2011

***Figure 30-3***

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**GT Contours**

**Body 36, Zone B**

**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-4 CANYON SPRINGS BODY 36, ZONE B THICKNESS CONTOUR MAP

36-BH3072
0
36-BH3073
0
36-BH4025
12
36-BH4024
0
36-BH3074
1.5
36-BH1075
15.5
36-BH1069
31.4
36-BH1068
0
36-BH1067
0
36-BH3075
5
36-BH1042
0
36-BH1041
0
36-BH1040
0
36-BH1043
0
36-BH1046
0
LEGEND
01-234 Drillhole ID
Drillhole
12.3 Thickness (ft)
2011 Drillhole
Resource Outline (Grade>=0.015%)
THICKNESS (FEET) CONTOURS
25'
15'
5'
GT=0.15
N
W
E
S
0
25
50
meters
Source: Crosshair, 2011

*Figure 30-4*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**Thickness Contours**
**Body 36, Zone B**
**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-5 CANYON SPRINGS BODY 36, ZONE C GT CONTOUR MAP

N
S
W
E
436,100 mE
436,200 mE
436,300 mE
436,400 mE
4,660,500 mN
4,660,400 mN
4,660,300 mN
35
36
31
32
2
1
6
11
12
7
31-201
0
31-BH4004
0
36-BH1053
0
36-BH1062
0
36-BH3020
0
36-BH3021
0
36-116
0
36-BH1052
0
36-BH1054
0
36-BH3023
0.02
36-BH3001
36-BH1055
2.03
36-BH1056
0.77
36-BH1057
0.58
31-BH4003
0
36-BH1073
0
36-BH3024
0
36-BH1074
0.4
36-BH3026
0
36-BH3027
31-BH4002
0
36-BH3030
0
36-BH4021
0
0
25
50
meters
LEGEND
01-234 — Drillhole ID
Drillhole
1.23 — Drillhole GT
2011 Drillhole
Resource Outline (Grade>=0.015%)
GT CONTOURS
GT=2.05
GT=1.07
GT=0.55
GT=0.29
GT=0.15
Source: Crosshair, 2011

*Figure 30-5*
The Bootheel Project LLC.
**Bootheel Uranium Project**
Albany County, Wyoming, U.S.A.
**GT Contours**
**Body 36, Zone C**
**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-6 CANYON SPRINGS BODY 36, ZONE C THICKNESS CONTOUR MAP

35
36
31
32
2
1
6
11
12
7
N
W
E
S
436,100 mE
436,200 mE
436,300 mE
436,400 mE
4,660,500 mN
4,660,400 mN
4,660,300 mN
31-201
0
31-BH4004
0
36-BH1063
0
36-BH1062
0
36-BH3020
0
36-BH3021
0
36-116
0
36-BH1054
0
36-BH1052
0
36-BH3023
1
36-BH1055
36-BH1056
27.6
36-BH1057
19.9
31-BH4003
0
36-BH1073
0
36-BH3024
0
36-BH3025
2
36-BH3026
0
36-BH3027
36-BH1074
8.4
31-BH4002
0
36-BH3030
0
0
25
50
meters
36-BH4021
0
LEGEND
01-234 Drillhole ID
Drillhole
12.3 Thickness (ft)
2011 Drillhole
Resource Outline (Grade>=0.015%)
THICKNESS (FEET) CONTOURS
45'
35'
25'
15'
5'
GT=0.15
Source: Crosshair, 2011

***Figure 30-6***

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**Thickness Contours**

**Body 36, Zone C**

**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-7 CANYON SPRINGS BODY 36, ZONE D GT CONTOUR MAP

N
S
E
W
LEGEND
01-234 Drillhole ID
Drillhole
1.23 Drillhole GT
2011 Drillhole
Resource Outline (Grade>=0.015%)
GT CONTOURS
GT=0.47
GT=0.35
GT=0.26
GT=0.20
GT=0.15
Source: Crosshair, 2011

*Figure 30-7*

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**GT Contours**

**Body 36, Zone D**

**Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

FIGURE 30-8 CANYON SPRINGS BODY 36, ZONE D THICKNESS CONTOUR MAP

35
36
31
32
2
1
6
11
12
7
N
S
E
W
36-BH4023
36-BH40
36-BH3073
36-BH3046
36-BH4025
36-BH1069
36-BH1068
36-BH1067
36-111
36-BH1050
36-BH1051
36-BH1052
36-BH1041
36-BH1040
36-BH1042
36-BH1049
36-BH1073
36-BH1074
36-BH3079
36-BH3080
36-BH1058
36-BH1059
36-BH1060
36-BH3030
36-BH3076
36-BH3077
36-BH4018
36-BH3031
36-BH3081
36-BH4020
36-BH1044
36-BH1047
36-BH4019
36-BH4017
36-BH3082
36-BH3059
36-110
36-009
36-BH3054
36-113
36-BH3084
36-040
36-041
36-BH1036
36-BH4013
36-024
36-BH4015
36-BH4014A
36-BH4012
LEGEND
01-234 Drillhole ID
Drillhole
12.3 Thickness (ft)
2011 Drillhole
Resource Outline (Grade>=0.015%)
THICKNESS (FEET) CONTOURS
12'
9'
6'
3'
GT=0.15
Source: Crosshair, 2011

*Figure 30-8*

The Bootheel Project LLC.

**Bootheel Uranium Project**

Albany County, Wyoming, U.S.A.

**Thickness Contours Body 36, Zone D Sundance Formation**

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

31           APPENDIX 2

Bootheel Property Status

State of Wyoming Uranium Lease No. 0-40774 covering all of Section 36, Township 25 North, Range 75 West, 6th P.M., Albany County, Wyoming, containing 640 acres, more or less.

MJ Ranches Uranium Lease
75% mineral interest	SEC	TWP	RGE	Acreage
	7	24	74
	31	25	74
	1, 11	24	75
Total				2515.72
100% surface estate	7	24	74
	31, 32	25	74
	1, 11	24	75
Total				3155.72
Additional land covered by surface damage lease
	6	24	74
	30	25	74
	2, 12	24	75
	36	25	75
Total				3063.53

TABLE 31-1 LIST OF CLAIMS
Bootheel Project LLC. – Bootheel Uranium Property, Wyoming

Claim Name	SEC	TWP	RGE	County	Original Recordation Book/Page	State	BLM Serial #
BH 113	2,3,35	24N	75W	Albany	#2005-4262	Wyoming	WMC267245
BH 114	2,35,36	24N	75W	Albany	#2005-4263	Wyoming	WMC267246
BH 115	2,3	24N	75W	Albany	#2005-4264	Wyoming	WMC267247
BH 116	2	24N	75W	Albany	#2005-4265	Wyoming	WMC267248
BH 117	2,3	24N	75W	Albany	#2005-4266	Wyoming	WMC267249
BH 118	2	24N	75W	Albany	#2005-4267	Wyoming	WMC267250
BH 119	2,3	24N	75W	Albany	#2005-4268	Wyoming	WMC267251
BH 120	2	24N	75W	Albany	#2005-4269	Wyoming	WMC267252
BH 121	2,3	24N	75W	Albany	#2005-4270	Wyoming	WMC267253
BH 122	2	24N	75W	Albany	#2005-4271	Wyoming	WMC267254
BH 123	2,3	24N	75W	Albany	#2005-4272	Wyoming	WMC267255

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

BH 124	2	24N	75W	Albany	#2005-4273	Wyoming	WMC267256
BH 125	2	24N	75W	Albany	#2005-4274	Wyoming	WMC267257
BH 126	2	24N	75W	Albany	#2005-4275	Wyoming	WMC267258
BH 127	2	24N	75W	Albany	#2005-4276	Wyoming	WMC267259
BH 128	2	24N	75W	Albany	#2005-4277	Wyoming	WMC267260
BH 129	2	24N	75W	Albany	#2005-4278	Wyoming	WMC267261
BH 130	1,2	24N	75W	Albany	#2005-4279	Wyoming	WMC267262
BH 131	2	24N	75W	Albany	#2005-4280	Wyoming	WMC267263
BH 132	1,2	24N	75W	Albany	#2005-4281	Wyoming	WMC267264
BH 133	2	24N	75W	Albany	#2005-4282	Wyoming	WMC267265
BH 134	1,2	24N	75W	Albany	#2005-4283	Wyoming	WMC267266
BH 135	2	24N	75W	Albany	#2005-4284	Wyoming	WMC267267
BH 136	1,2	24N	75W	Albany	#2005-4285	Wyoming	WMC267268
BH 137	2	24N	75W	Albany	#2005-4286	Wyoming	WMC267269
BH 138	1,2	24N	75W	Albany	#2005-4287	Wyoming	WMC267270
BH 139	2	24N	75W	Albany	#2005-4288	Wyoming	WMC267271
BH 140	1,2	24N	75W	Albany	#2005-4289	Wyoming	WMC267272
BH 141	2	24N	75W	Albany	#2005-4290	Wyoming	WMC267273
BH 142	1,2	24N	75W	Albany	#2005-4291	Wyoming	WMC267274
BH 143	2,35	24N	75W	Albany	#2005-4292	Wyoming	WMC267275
BH 144	1,2,36	24N	75W	Albany	#2005-4293	Wyoming	WMC267276
BH 145	11,12	24N	75W	Albany	#2005-4294	Wyoming	WMC267277
BH 146	11,12	24N	75W	Albany	#2005-4295	Wyoming	WMC267278
BH 147	12	24N	75W	Albany	#2005-4296	Wyoming	WMC267279
BH 148	12	24N	75W	Albany	#2005-4297	Wyoming	WMC267280
BH 149	12	24N	75W	Albany	#2005-4298	Wyoming	WMC267281
BH 150	12	24N	75W	Albany	#2005-4299	Wyoming	WMC267282
BH 151	12	24N	75W	Albany	#2005-4300	Wyoming	WMC267283
BH 152	12	24N	75W	Albany	#2005-4301	Wyoming	WMC267284
BH 163	11,12	24N	75W	Albany	#2005-4312	Wyoming	WMC267295
BH 164	11,12, 13,14	24N	75W	Albany	#2005-4313	Wyoming	WMC267296
BH 165	12	24N	75W	Albany	#2005-4314	Wyoming	WMC267297
BH 166	12,13	24N	75W	Albany	#2005-4315	Wyoming	WMC267298
BH 167	12	24N	75W	Albany	#2005-4316	Wyoming	WMC267299
BH 168	12,13	24N	75W	Albany	#2005-4317	Wyoming	WMC267300
BH 169	12	24N	75W	Albany	#2005-4318	Wyoming	WMC267301
BH 170	12,13	24N	75W	Albany	#2005-4319	Wyoming	WMC267302
BH 171	12	24N	75W	Albany	#2005-4320	Wyoming	WMC267303
BH 172	12,13	24N	75W	Albany	#2005-4321	Wyoming	WMC267304
BH 173	12	24N	75W	Albany	#2005-4322	Wyoming	WMC267305
BH 174	12,13	24N	75W	Albany	#2005-4323	Wyoming	WMC267306
BH 175	12	24N	75W	Albany	#2005-4324	Wyoming	WMC267307
BH 176	12,13	24N	75W	Albany	#2005-4325	Wyoming	WMC267308
BH 177	12	24N	75W	Albany	#2005-4326	Wyoming	WMC267309
BH 178	12,13	24N	75W	Albany	#2005-4327	Wyoming	WMC267310
BH 179	12	24N	75W	Albany	#2005-4328	Wyoming	WMC267311
BH 180	12,13	24N	75W	Albany	#2005-4329	Wyoming	WMC267312
BH GAP 1	12,7	24N	74W	Albany	#2007-3664	Wyoming	WMC287333
BH GAP 2	12	24N	75W	Albany	#2007-3665	Wyoming	WMC287334

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

BH GAP 3	12	24N	75W	Albany	#2007-3666	Wyoming	WMC287335
BH GAP 4	12	24N	75W	Albany	#2007-3667	Wyoming	WMC287336
Rob 1	29,30, 31	25N	74W	Albany	#2006-6276	Wyoming	WMC278669
Rob 2	30,31	25N	74W	Albany	#2006-6277	Wyoming	WMC278670
Rob 3	29,30	25N	74W	Albany	#2006-6278	Wyoming	WMC278671
Rob 4	30	25N	74W	Albany	#2006-6279	Wyoming	WMC278672
Rob 5	29,30	25N	74W	Albany	#2006-6280	Wyoming	WMC278673
Rob 6	30	25N	74W	Albany	#2006-6281	Wyoming	WMC278674
Rob 7	29,30	25N	74W	Albany	#2006-6282	Wyoming	WMC278675
Rob 8	30	25N	74W	Albany	#2006-6283	Wyoming	WMC278676
Rob 9	29,30	25N	74W	Albany	#2006-6284	Wyoming	WMC278677
Rob 10	30	25N	74W	Albany	#2006-6285	Wyoming	WMC278678
Rob 11	29,30	25N	74W	Albany	#2006-6286	Wyoming	WMC278679
Rob 12	30	25N	74W	Albany	#2006-6287	Wyoming	WMC278680
Rob 13	29,30	25N	74W	Albany	#2006-6288	Wyoming	WMC278681
Rob 14	30	25N	74W	Albany	#2006-6289	Wyoming	WMC278682
Rob 15	29,30	25N	74W	Albany	#2006-6290	Wyoming	WMC278683
Rob 16	30	25N	74W	Albany	#2006-6291	Wyoming	WMC278684
Rob 17	19,20,29,30	25N	74W	Albany	#2006-6292	Wyoming	WMC278685
Rob 18	19,30	25N	74W	Albany	#2006-6293	Wyoming	WMC278686
Rob 19	6,24,32	24N	74W	Albany	#2006-6294	Wyoming	WMC278687
Rob 20	6,32**	24N	74W	Albany	#2006-6295	Wyoming	WMC278688
Rob 21	32	25N	74W	Albany	#2006-6296	Wyoming	WMC278689
Rob 22	31,32	25N	74W	Albany	#2006-6297	Wyoming	WMC278690
Rob 23	32	25N	74W	Albany	#2006-6298	Wyoming	WMC278691
Rob 24	31,32	25N	74W	Albany	#2006-6299	Wyoming	WMC278692
Rob 25	32	25N	74W	Albany	#2006-6300	Wyoming	WMC278693
Rob 26	31,32	25N	74W	Albany	#2006-6301	Wyoming	WMC278694
Rob 27	32	25N	74W	Albany	#2006-6302	Wyoming	WMC278695
Rob 28	31,32	25N	74W	Albany	#2006-6303	Wyoming	WMC278696
Rob 29	32	25N	74W	Albany	#2006-6304	Wyoming	WMC278697
Rob 30	31,32	25N	74W	Albany	#2006-6305	Wyoming	WMC278698
Rob 31	32	25N	74W	Albany	#2006-6306	Wyoming	WMC278699
Rob 32	31,32	25N	74W	Albany	#2006-6307	Wyoming	WMC278700
Rob 33	32	25N	74W	Albany	#2006-6308	Wyoming	WMC278701
Rob 34	31,32	25N	74W	Albany	#2006-6309	Wyoming	WMC278702
Rob 35	29,32	25N	74W	Albany	#2006-6310	Wyoming	WMC278703
Rob 36	29,30,31,32	25N	74W	Albany	#2006-6311	Wyoming	WMC278704
TD #9	6	24N	74W	Albany	2004.6250	Wyoming	WMC260873
TD #10	6	24N	74W	Albany	2004.6251	Wyoming	WMC260874
TD #11	6	24N	74W	Albany	2004.6252	Wyoming	WMC260875
TD #12	6	24N	74W	Albany	2004.6253	Wyoming	WMC260876
TD #13	6	24N	74W	Albany	2004.6254	Wyoming	WMC260877
TD #14	6	24N	74W	Albany	2004.6255	Wyoming	WMC260878
TD #15	6	24N	74W	Albany	2004.6256	Wyoming	WMC260879
TD #16	6	24N	74W	Albany	2004.6257	Wyoming	WMC260880
TD #17	6	24N	74W	Albany	2004.6258	Wyoming	WMC260881
TD #18	6	24N	74W	Albany	2004.6259	Wyoming	WMC260882

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

TD #19	1,6	24N	75W	Albany	2004.626	Wyoming	WMC260883
TD #20	1,6	24N	75W	Albany	2004.6261	Wyoming	WMC260884
TD #21	1,6	24N	75W	Albany	2004.6262	Wyoming	WMC260885
TD #22	6	24N	74W	Albany	2004.6263	Wyoming	WMC260886
TD #23	6	24N	74W	Albany	2004.6264	Wyoming	WMC260887
TD #24	6	24N	74W	Albany	2004.6265	Wyoming	WMC260888
TD #25	6	24N	74W	Albany	2004.6266	Wyoming	WMC260889
TD #26	6	24N	74W	Albany	2004.6267	Wyoming	WMC260890
TD #31	12	24N	75W	Albany	2004.6268	Wyoming	WMC260891
TD #32	12	24N	75W	Albany	2004.6269	Wyoming	WMC260892
TD #33	12	24N	75W	Albany	2004.627	Wyoming	WMC260893
TD #34	12	24N	75W	Albany	2004.6271	Wyoming	WMC260894
TD #35	12	24N	75W	Albany	2004.6272	Wyoming	WMC260895
TD #36	12	24N	75W	Albany	2004.6273	Wyoming	WMC260896
TD #37	12	24N	75W	Albany	2004.6274	Wyoming	WMC260897
TD #38	12	24N	75W	Albany	2004.6275	Wyoming	WMC260898
TD #39	12	24N	75W	Albany	2004.6276	Wyoming	WMC260899
TD #40	12	24N	75W	Albany	2004.6277	Wyoming	WMC260900
TDGap 61	6	24N	74W	Albany	2009-6642	Wyoming	WMC298564
TDGap 62	6	24N	74W	Albany	2009-6643	Wyoming	WMC298565
TDGap 63	6	24N	74W	Albany	2009-6644	Wyoming	WMC298566
TDGap 64	6	24N	74W	Albany	2009-6645	Wyoming	WMC298567
TDGap 65	6	24N	74W	Albany	2009-6646	Wyoming	WMC298568
BH 181	11,14	24N	75W	Albany	#2005-4330	Wyoming	WMC267313
BH 182	11,14	24N	75W	Albany	#2005-4331	Wyoming	WMC267314
BH 183	14	24N	75W	Albany	#2005-4332	Wyoming	WMC267315
BH 184	14	24N	75W	Albany	#2005-4333	Wyoming	WMC267316
BH 185	14	24N	75W	Albany	#2005-4334	Wyoming	WMC267317
BH 186	14	24N	75W	Albany	#2005-4335	Wyoming	WMC267318
BH 187	14	24N	75W	Albany	#2005-4336	Wyoming	WMC267319
BH 188	14	24N	75W	Albany	#2005-4337	Wyoming	WMC267320
BH 189	14	24N	75W	Albany	#2005-4338	Wyoming	WMC267321
BH 190	14	24N	75W	Albany	#2005-4339	Wyoming	WMC267322
BH 191	14	24N	75W	Albany	#2005-4340	Wyoming	WMC267323
BH 192	14	24N	75W	Albany	#2005-4341	Wyoming	WMC267324
BH 193	14	24N	75W	Albany	#2005-4342	Wyoming	WMC267325
BH 194	14	24N	75W	Albany	#2005-4343	Wyoming	WMC267326
BH 195	14	24N	75W	Albany	#2005-4344	Wyoming	WMC267327
BH 196	14	24N	75W	Albany	#2005-4345	Wyoming	WMC267328
BH 197	14	24N	75W	Albany	#2005-4346	Wyoming	WMC267329
BH 198	14	24N	75W	Albany	#2005-4347	Wyoming	WMC267330
BH 199	24	24N	75W	Albany	#2005-4348	Wyoming	WMC267331
BH 200	24	24N	75W	Albany	#2005-4349	Wyoming	WMC267332
BH 201	24	24N	75W	Albany	#2005-4350	Wyoming	WMC267333
					& #2005-5433
BH 202	24	24N	75W	Albany	#2005-4351	Wyoming	WMC267334
					& #2005-5434
BH 203	24	24N	75W	Albany	#2005-4352	Wyoming	WMC267335
					& #2005-5435

The Bootheel Project LLP. - Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012

BH 204	24	24N	75W	Albany	#2005-4353	Wyoming	WMC267336
					& #2005-5436
BH 205	24	24N	75W	Albany	#2005-4354	Wyoming	WMC267337
					& #2005-5437
BH 206	24	24N	75W	Albany	#2005-4355	Wyoming	WMC267338
					& #2005-5438
BH 207	24	24N	75W	Albany	#2005-4356	Wyoming	WMC267339
					& #2005-5439
BH 208	24	24N	75W	Albany	#2005-4357	Wyoming	WMC267340
					& #2005-5440
BH 209	24	24N	75W	Albany	#2005-4358	Wyoming	WMC267341
					& #2005-5441
BH 210	24	24N	75W	Albany	#2005-4359	Wyoming	WMC267342
					& #2005-5442
BH 211	24	24N	75W	Albany	#2005-4360	Wyoming	WMC267343
					& #2005-5443
BH 212	24	24N	75W	Albany	#2005-4361	Wyoming	WMC267344
					& #2005-5444
BH 213	24	24N	75W	Albany	#2005-4362	Wyoming	WMC267345
BH 214	24	24N	75W	Albany	#2005-4363	Wyoming	WMC267346
BH 215	19,24	24N	74W	Albany	#2005-4364	Wyoming	WMC267347
BH 216	19,24	24N	74W	Albany	#2005-4365	Wyoming	WMC267348

Notes:
1.	The list of claims comprises a total of167 lode mining claims containing 2,957 mineral acres, more or less
2.	The Property excludes Buck Point claims.

The Bootheel Project LLC.- Bootheel Uranium Project, Wyoming
Technical Report, February 27, 2012